Q1

2025

SUN LIFE FINANCIAL INC.

Shareholders' Report

For the period ended **March 31, 2025**

Sun Life

sunlife.com

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Sun Life Reports First Quarter 2025 Results
Sun Life Financial Inc. ("SLF Inc."), its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as "the Company", "Sun Life", "we", "our", and "us". We manage our operations and report our financial results in five business segments: Asset Management, Canada, United States ("U.S."), Asia, and Corporate. The information in this document is based on the unaudited interim financial results of SLF Inc. for the period ended March 31, 2025 and should be read in conjunction with the interim management's discussion and analysis ("MD&A") and our unaudited interim consolidated financial statements and accompanying notes ("Interim Consolidated Financial Statements") for the period ended March 31, 2025, prepared in accordance with International Financial Reporting Standards ("IFRS"). We report certain financial information using non-IFRS financial measures. For more details, refer to the Non-IFRS Financial Measures section in this document. Additional information relating to SLF Inc. is available on www.sunlife.com under Investors – Financial results and reports, on the SEDAR+ website at www.sedarplus.ca, and on the U.S. Securities and Exchange Commission's website at www.sec.gov. Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS. Unless otherwise noted, all amounts are in Canadian dollars. Amounts in this document may be impacted by rounding.

TORONTO, ON - (May 8, 2025) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) announced its results for the first quarter ended
March 31, 2025.

•Underlying net income(1) of $1,045 million increased $170 million or 19% from Q1'24; underlying return on equity ("ROE")(1) was 17.7%.

◦Asset management & wealth(2) underlying net income(1): $487 million, up $79 million or 19%.
◦Group - Health & Protection underlying net income(1): $330 million, up $50 million or 18%.
◦Individual - Protection underlying net income(1)(3): $325 million, up $55 million or 20%.
◦Corporate expenses & other(1)(3): $(97) million net loss, increase in net loss of $(14) million or 17%.

•Reported net income of $928 million increased $110 million or 13% from Q1'24; reported ROE(1) was 15.7%.
•Assets under management ("AUM")(1) of $1,551 billion increased $81 billion or 6% from Q1'24.
•Increase to common share dividend from $0.84 to $0.88 per share.

“This quarter, we achieved strong top and bottom-line growth across all of our businesses, reflecting the trust and confidence our Clients continue to place in Sun Life for their health and financial needs,” said Kevin Strain, President and CEO of Sun Life. “In an increasingly complex business environment, we continue to advance on our Client Impact Strategy and strategic imperatives, underscored by new digital tools and capabilities, robust capital raising at SLC Management and strong sales and distribution in Asia.”

“We’re pleased with our overall results this quarter, which were supported by our strong fundamentals, while continuing to progress towards our Medium-Term Objectives,” said Tim Deacon, Executive Vice-President and Chief Financial Officer for Sun Life. “Our capital position remains strong with a LICAT ratio of 149%, providing resilience and financial flexibility. This quarter we also announced a five percent increase to our common share dividend and are seeking to renew our normal course issuer bid to enable continued share buybacks.”

Financial and Operational Highlights

	Quarterly results
Profitability	Q1'25	Q1'24
Underlying net income ($ millions)(1)	1,045	875
Reported net income - Common shareholders ($ millions)	928	818
Underlying EPS ($)(1)(4)	1.82	1.50
Reported EPS ($)(4)	1.62	1.40
Underlying ROE(1)	17.7%	16.0%
Reported ROE(1)	15.7%	15.0%

Growth	Q1'25	Q1'24
Asset management gross flows & wealth sales ($ millions)(1)	62,221	46,898
Group - Health & Protection sales ($ millions)(1)	580	528
Individual - Protection sales ($ millions)(1)	874	757
Assets under management ("AUM") ($ billions)(1)	1,551	1,470
New business Contractual Service Margin ("CSM") ($ millions)(1)	406	347

Financial Strength	Q1'25	Q1'24
LICAT ratios (at period end)(5)
Sun Life Financial Inc.	149%	148%
Sun Life Assurance(6)	141%	142%
Financial leverage ratio (at period end)(1)(7)	20.1%	21.1%

(1)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in Q1'25 MD&A.
(2)Effective Q1'25, the Wealth & asset management business type was renamed to Asset management & wealth.
(3)Effective Q1'25, Regional Office in Asia was moved from the Corporate expenses & other business type to the Individual - Protection business type, reflecting a reporting refinement. Prior period amounts reflect current presentation.
(4)All earnings per share ("EPS") measures refer to fully diluted EPS, unless otherwise stated.
(5)Life Insurance Capital Adequacy Test ("LICAT") ratio. Our LICAT ratios are calculated in accordance with the OSFI-mandated guideline, Life Insurance Capital Adequacy Test.
(6)Sun Life Assurance Company of Canada ("Sun Life Assurance") is SLF Inc.'s principal operating life insurance subsidiary.
(7)The calculation for the financial leverage ratio includes the CSM balance (net of taxes) in the denominator. The CSM (net of taxes) was $10.5 billion as at March 31, 2025 (March 31, 2024 - $9.9 billion).
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     First Quarter 2025    1

Financial and Operational Highlights - Quarterly Comparison (Q1'25 vs. Q1'24)

($ millions)	Q1'25
Underlying net income by business type(1)(2):	Sun Life	Asset Management	Canada	U.S.	Asia	Corporate
Asset management & wealth	487	351	112	—	24	—
Group - Health & Protection	330	—	145	185	—	—
Individual - Protection(3)	325	—	119	33	173	—
Corporate expenses & other(3)	(97)	—	—	—	—	(97)
Underlying net income(1)	1,045	351	376	218	197	(97)
Reported net income (loss) - Common shareholders	928	326	351	186	166	(101)
Change in underlying net income (% year-over-year)	19%	24%	21%	15%	11%	nm(4)
Change in reported net income (% year-over-year)	13%	15%	21%	92%	(29)%	nm(4)
Asset management gross flows & wealth sales(1)	62,221	52,521	6,527	—	3,173	—
Group - Health & Protection sales(1)	580	—	375	176	29	—
Individual - Protection sales(1)	874	—	139	—	735	—
Change in asset management gross flows & wealth sales (% year-over-year)	33%	29%	60%	—	51%	—
Change in group sales (% year-over-year)	10%	—	21%	(8)%	12%	—
Change in individual sales (% year-over-year)	15%	—	7%	—	17%	—

(1)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in the Q1'25 MD&A.
(2)For more information about the business types in Sun Life's business groups, see section A - How We Report Our Results in the Q1'25 MD&A.
(3)Effective Q1'25, Regional Office in Asia was moved from the Corporate expenses & other business type to the Individual - Protection business type, reflecting a reporting refinement. Prior period amounts reflect current presentation.
(4)Not meaningful.

Underlying net income(1) of $1,045 million increased $170 million or 19% from prior year, driven by:
•Asset management & wealth(1) up $79 million: Higher fee-related earnings from catch-up fees and strong performance of net seed investment income in SLC Management, and higher fee income in Canada and Asia.
•Group - Health & Protection(1) up $50 million: Business growth and favourable protection experience in Canada primarily from morbidity and mortality experience, and higher U.S. Dental results, partially offset by moderately unfavourable morbidity experience in U.S. medical stop-loss.
•Individual - Protection(1)(2) up $55 million: Business growth and higher contributions from joint ventures in Asia, and improved protection experience in Canada largely from mortality experience.
•Corporate expenses & other(1)(2) $(14) million increase in net loss primarily reflecting lower investment income from surplus assets.

Reported net income of $928 million increased $110 million or 13% from prior year, driven by:
•The increase in underlying net income;
•Market-related impacts primarily reflecting improved real estate experience(3) and favourable interest rate impacts partially offset by unfavourable equity market impacts; and
•Fair value changes in MFS(4) shares owned by management; partially offset by
•Prior year gains on partial sale of ABSLAMC(5) and the early termination of a distribution agreement in Asset Management.

Underlying ROE was 17.7% and reported ROE was 15.7% (Q1'24 - 16.0% and 15.0%, respectively). SLF Inc. ended the quarter with a LICAT ratio of 149%.

(1)Refer to section C - Profitability in the Q1'25 MD&A for more information on notable items attributable to reported and underlying net income items and the Non-IFRS Financial Measures in this document for a reconciliation between reported net income and underlying net income. For more information about the business types in Sun Life's operating segments/business groups, see section A - How We Report Our Results in the Q1'25 MD&A.
(2)Effective Q1'25, Regional Office in Asia was moved from the Corporate expenses & other business type to the Individual - Protection business type, reflecting a reporting refinement. Prior period amounts reflect current presentation.
(3)Real estate experience reflects the difference between the actual value of real estate investments compared to management's longer-term expected returns supporting insurance contract liabilities ("real estate experience").
(4)MFS Investment Management ("MFS").
(5)To meet regulatory obligations, on March 21, 2024, we completed the sale of 6.3% of our ownership interest in Aditya Birla Sun Life AMC Limited (“partial sale of ABSLAMC”), generating a gain of $84 million. As a result of the transaction, our ownership interest in ABSLAMC was reduced from 36.5% to 30.2% for gross proceeds of $136 million. Subsequently, on May 31, 2024, we sold an additional 0.2% of our ownership interest.
2    Sun Life Financial Inc.     First Quarter 2025        EARNINGS NEWS RELEASE

Business Group Highlights

Asset Management: A global leader in both public and alternative asset classes through MFS and SLC Management
Asset Management underlying net income of $351 million increased $69 million or 24% from prior year, driven by:
•MFS up $12 million (down $3 million on a U.S. dollar basis): Driven by favourable foreign exchange translation. Higher fee income from higher average net assets ("ANA") and lower expenses were offset by a decrease in net investment income and the effect of one less calendar day in the quarter. The MFS pre-tax net operating profit margin(1) was 35.4% for Q1'25, compared to 37.2% in the prior year.
•SLC Management up $57 million: Higher fee-related earnings and strong performance of net seed investment income primarily from BentallGreenOak ("BGO"), largely attributed to market gains reflecting appreciation due to completion of construction and strong leasing fundamentals. Fee-related earnings(1) increased 43% driven by higher catch-up fees, reflecting strong capital raising, partially offset by higher expenses. Fee-related earnings margin(1) was 24.3% for Q1'25, compared to 23.9% in the prior year.

Reported net income of $326 million increased $42 million or 15% from prior year, driven by the increase in underlying net income and fair value changes in MFS shares owned by management, partially offset by the prior year gain on the early termination of a distribution agreement.

Foreign exchange translation led to an increase of $16 million in underlying net income and an increase of $20 million in reported net income.

Asset Management ended Q1'25 with $1,124 billion of AUM(1), consisting of $869 billion (US$604 billion) in MFS and $255 billion in SLC Management. Total Asset Management net outflows of $8.7 billion in Q1'25 reflected MFS net outflows of $11.6 billion (US$8.1 billion) primarily reflecting retail net outflows driven by uncertainty in equity markets, partially offset by SLC Management net inflows of $2.9 billion reflecting strong capital raising.

MFS is focused on meeting Client needs by providing a diverse range of investment products. MFS won the 2025 Lipper Award(2) for Fixed Income as the top large fixed income manager in the U.S. over a three-year period, demonstrating consistent returns across a deep product line during a period of high inflation followed by a sharp rise in interest rates. The award points to the strength of the fixed income platform that MFS has built, which continues to be well-positioned for growth globally.

MFS continued to experience solid fixed income flows and saw positive momentum with the Q4'24 launch of active exchange traded funds ("ETFs"), generating approximately US$1 billion and US$200 million in net inflows, respectively, for these asset classes in the first quarter.

BGO raised an additional US$1.6 billion in the quarter, bringing total capital raised to US$4.6 billion for a fund within the Asia Value Add Series. The capital raised surpasses initial targets and demonstrates robust demand for BGO's strong investment capabilities as well as continued growth opportunities in Asia.

BGO also partnered with Northtree Investment Management ("Northtree") to create an urban logistics portfolio in the UK of over £100 million. The joint venture is part of BGO’s Strategic Capital Partners platform, which focuses on secondary investments and co-investment opportunities. The partnership leverages BGO's global investment expertise and Northtree's market knowledge to deliver high-quality logistics assets, addressing the rising demand in the sector. In addition, BGO’s Strategic Capital Partners platform also partnered with Orka Investments to expand its presence in the UK student housing market with a new £100 million platform. This investment strategy positions the portfolio for sustained rental growth and operational improvements amongst growing demand for student housing, and aligns with BGO’s broader focus on partnering with mid-cap managers to deliver innovative capital solutions and expand portfolios.

Canada: A leader in health, wealth, and insurance
Canada underlying net income of $376 million increased $66 million or 21% from prior year, reflecting:
•Asset management & wealth up $3 million: Higher fee income driven by higher AUM reflecting market movements and strong net inflows.
•Group - Health & Protection up $31 million: Business growth and favourable protection experience primarily driven by favourable morbidity reflecting shorter claims durations, and favourable mortality reflecting lower claims severity.
•Individual - Protection up $32 million: Improved protection experience largely driven by favourable mortality reflecting lower claims severity.

Reported net income of $351 million increased $61 million or 21% from prior year, driven by the increase in underlying net income. The market-related impacts were in line with prior year as improved real estate experience and favourable interest rate impacts were offset by unfavourable equity market impacts.

Canada's sales(3):
•Asset management gross flows & wealth sales of $7 billion were up 60%, driven by higher defined contribution sales in Group Retirement Services ("GRS") from higher large case sales, and higher mutual fund sales in Individual Wealth.
•Group - Health & Protection sales of $375 million were up 21%, driven by higher large case sales.
•Individual - Protection sales of $139 million were up 7%, driven by higher SLFD(4) and third-party sales.

(1)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in the Q1'25 MD&A.
(2)The LSEG Lipper Fund Awards, granted annually, highlight funds and fund companies that have excelled in delivering consistently strong risk-adjusted performance relative to their peers.
(3)Compared to the prior year.
(4)Sun Life Financial Distribution ("SLFD") is our proprietary career advisory network.
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     First Quarter 2025    3

Our Purpose is at the heart of what we do, and this extends to supporting Clients and their loved ones. During the first quarter, we partnered with Empathy, a bereavement support platform, to provide support to beneficiaries and their families as part of the group life insurance claims process, helping them navigate the challenges of loss and grief. Sun Life is one of the first insurers in Canada to use Empathy as part of its claims services.

We also continue to introduce new, more flexible ways to help plan members achieve financial security. During the first quarter, we launched Sun Life Choices Flex, an option for plan members to add additional savings streams to their workplace plan and manage them in one convenient place.

U.S.: A leader in health and benefits
U.S. underlying net income of US$151 million increased US$10 million or 7% ($218 million increased $29 million or 15%) from prior year, driven by:
•Group - Health & Protection up US$5 million: Higher Dental results primarily reflecting improved claims experience driven by the impact of Medicaid repricing and the prior year impacts following the end of the Public Health Emergency, partially offset by moderately unfavourable morbidity experience in medical stop-loss reflecting less favourable loss ratios.
•Individual - Protection up US$5 million: Higher net investment results primarily driven by improved credit experience.

Reported net income of US$129 million increased US$58 million or 82% ($186 million increased $89 million or 92%) from prior year, driven by market-related impacts and the increase in underlying net income. The market-related impacts were primarily from improved real estate experience and favourable interest rate impacts, partially offset by unfavourable equity market impacts.

Foreign exchange translation led to an increase of $13 million in underlying net income and an increase of $11 million in reported net income.

U.S. group sales of US$123 million were down 13% ($176 million, down 8%), reflecting lower Medicaid sales in Dental and lower employee benefits sales in Group Benefits.

We continue to help our members access the health care and coverage they need while helping employers simplify benefits through digital capabilities and automation. Sun Life U.S. Employee Benefits is one of the first strategic Workday Wellness partners, utilizing Workday’s AI platform to show a real-time view of the benefits and wellness programs that employers are offering. The partnership will simplify benefits management, streamline enrollment, enhance leave administration, and reduce administrative burdens.

We also expanded our Family Leave Insurance ("FLI") offering to Georgia, Louisiana, Mississippi and South Carolina. FLI makes it easier for small and mid-size employers to help employees meet their family’s health needs. Designed to attract and retain employees, our simple solution is built on our extensive knowledge and is fuelled by our advocacy to expand access to paid family leave to more people. Including our state programs with statutory paid family leave, we now offer family leave services in 17 states representing more than 40% of the U.S. population.

Asia: A regional leader focused on fast-growing markets
Asia underlying net income of $197 million increased $20 million or 11% from prior year, driven by:
•Asset management & wealth up $7 million: Higher fee income primarily driven by higher AUM.
•Individual - Protection(1) up $13 million: Good sales momentum and in-force business growth, and higher contributions from joint ventures, partially offset by lower earnings on surplus and unfavourable mortality experience in International.

Reported net income of $166 million decreased $69 million or 29% from prior year, reflecting a prior year gain on partial sale of ABSLAMC partially offset by the increase in underlying net income. Market-related impacts were in line with prior year as improved real estate experience was offset by unfavourable interest rate and equity market impacts.

Foreign exchange translation led to an increase of $10 million in underlying net income and an increase of $8 million in reported net income.

Asia's sales(2):
•Individual sales of $735 million were up 17%, driven by higher sales in:
◦India from bancassurance and direct-to-consumer channels;
◦Hong Kong from agency and bancassurance channels; and
◦China from the bancassurance channel.
•Asset management gross flows & wealth sales of $3 billion were up 51%, driven by higher fixed income fund sales in India.

New business CSM of $273 million in Q1'25 was up from $230 million in the prior year, primarily driven by strong profit margins in Hong Kong.

We continue to focus on expanding our distribution in fast-growth markets. During the first quarter, we launched an expanded 15-year partnership with CIMB Niaga, the second largest private bank in Indonesia, contributing to Sun Life Indonesia's Q1'25 sales growth of approximately 54% compared to prior year. Together, our digital capabilities and strong product offerings will better serve a broader Indonesian customer base.

We deliver on Client experiences by providing products that meet their life goals. In Hong Kong, we launched a new constituent fund(3) which provides Clients with stable income and capital appreciation over the medium-to-long-term to help them save for a comfortable retirement.

(1)Effective Q1'25, Regional office expenses & other was moved to the Individual - Protection business type, reflecting a reporting refinement. Prior period amounts reflect current presentation.
(2)Compared to the prior year.
(3)Sun Life MPF Income Fund.
4    Sun Life Financial Inc.     First Quarter 2025        EARNINGS NEWS RELEASE

Corporate
Underlying net loss was $97 million compared to underlying net loss of $83 million in the prior year, reflecting lower investment income from surplus assets.

Reported net loss was $101 million compared to reported net loss of $88 million in the prior year, reflecting the decline in underlying net income.

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     First Quarter 2025    5

Sun Life Financial Inc.
Management's Discussion and Analysis
For the period ended March 31, 2025
Dated May 8, 2025

6 Sun Life Financial Inc. First Quarter 2025         MANAGEMENT'S DISCUSSION AND ANALYSIS

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2025, Sun Life had total assets under management ("AUM") of $1.55 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

A. How We Report Our Results
Sun Life Financial Inc. ("SLF Inc."), its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as "the Company", "Sun Life", "we", "our", and "us". We manage our operations and report our financial results in five business segments: Asset Management, Canada, United States ("U.S."), Asia, and Corporate. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes ("Annual Consolidated Financial Statements" and "Interim Consolidated Financial Statements", respectively, and "Consolidated Financial Statements" collectively) and interim and annual management's discussion and analysis ("MD&A"). We prepare our unaudited Interim Consolidated Financial Statements using International Financial Reporting Standards ("IFRS"), the accounting requirements of the Office of the Superintendent of Financial Institutions ("OSFI") and in accordance with the International Accounting Standard ("IAS") 34 Interim Financial Reporting. Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS.

Unless otherwise noted, all amounts are in Canadian dollars. Amounts in this document may be impacted by rounding.

Underlying net income by Business Types
Sun Life has a diversified mix of businesses and our earnings by business type supports the analysis of our results:
•Asset management & wealth(1): Sun Life’s asset management & wealth businesses generate fee income and/or spread on investment products.
•Group - Health & Protection: Group businesses provide health and protection benefits to employer and government plan members. The products generally have shorter-term coverage periods, and more frequent repricing. The revenues are driven by premiums for coverage provided as well as fee-based earnings (i.e., Administrative Services Only plans, and dental fees).
•Individual - Protection: Generally, individual protection businesses have a longer-term profitability profile and are more sensitive to experience trends. The premiums include a margin for providing protection and are invested to earn a return over the expected amounts required to fulfill insurance liabilities.

The following provides an overview of the business types in Sun Life's business segments/business groups:

(1)Effective Q1'25, the Wealth & asset management business type was renamed to Asset management & wealth.
     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. First Quarter 2025 7

1. Use of Non-IFRS Financial Measures
We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed in isolation from or as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning non-IFRS financial measures and, if applicable, reconciliations to the closest IFRS measures are available in section N - Non-IFRS Financial Measures in this document and the Supplementary Financial Information package on www.sunlife.com under Investors - Financial results and reports.

2. Forward-looking Statements
Certain statements in this document are forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Additional information concerning forward-looking statements and important risk factors that could cause our assumptions, estimates, expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by such forward-looking statements can be found in section O - Forward-looking Statements in this document.

3. Additional Information
Additional information about SLF Inc. can be found in the Consolidated Financial Statements, the annual and interim MD&A, and SLF Inc.'s Annual Information Form ("AIF") for the year ended December 31, 2024. These documents are filed with securities regulators in Canada and are available at www.sedarplus.ca. SLF Inc.'s Annual Consolidated Financial Statements, annual MD&A and AIF are filed with the United States Securities and Exchange Commission ("SEC") in SLF Inc.'s annual report on Form 40-F and SLF Inc.'s interim MD&A and Interim Consolidated Financial Statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

8 Sun Life Financial Inc. First Quarter 2025         MANAGEMENT'S DISCUSSION AND ANALYSIS

B. Financial Summary

($ millions, unless otherwise noted)	Quarterly results
Profitability	Q1'25	Q4'24	Q1'24
Net income (loss)
Underlying net income (loss)(1)	1,045	965	875
Reported net income (loss) - Common shareholders	928	237	818
Diluted earnings per share ("EPS") ($)
Underlying EPS (diluted)(1)	1.82	1.68	1.50
Reported EPS (diluted)	1.62	0.41	1.40
Return on equity ("ROE") (%)
Underlying ROE(1)	17.7%	16.5%	16.0%
Reported ROE(1)	15.7%	4.0%	15.0%

Growth	Q1'25	Q4'24	Q1'24
Sales
Asset management gross flows & wealth sales(1)	62,221	60,999	46,898
Group - Health & Protection sales(1)	580	1,270	528
Individual - Protection sales(1)	874	743	757
Total AUM ($ billions)(1)	1,550.9	1,542.3	1,470.1
New business Contractual Service Margin ("CSM")(1)	406	306	347

Financial Strength	Q1'25	Q4'24	Q1'24
LICAT ratios(2)
Sun Life Financial Inc.	149%	152%	148%
Sun Life Assurance(3)	141%	146%	142%
Financial leverage ratio(1)(4)	20.1%	20.1%	21.1%
Book value per common share ($)	40.84	40.63	37.41
Weighted average common shares outstanding for basic EPS (millions)	572	575	584
Closing common shares outstanding (millions)	568	574	583

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in this document.
(2)Life Insurance Capital Adequacy Test ("LICAT") ratio. Our LICAT ratios are calculated in accordance with the OSFI-mandated guideline, Life Insurance Capital Adequacy Test.
(3)Sun Life Assurance is SLF Inc.’s principal operating life insurance subsidiary.
(4)The calculation for the financial leverage ratio includes the CSM balance (net of taxes) in the denominator. The CSM (net of taxes) was $10.5 billion as at March 31, 2025 (December 31, 2024 - $10.3 billion; March 31, 2024 - $9.9 billion).
     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. First Quarter 2025 9

C. Profitability
The following table reconciles our Common shareholders' net income ("reported net income") and underlying net income. All factors discussed in this document that impact underlying net income are also applicable to reported net income. Certain adjustments and notable items also impact the CSM, such as mortality experience and assumption changes; see section E - Contractual Service Margin in this document for more information.

	Quarterly results
($ millions, after-tax)	Q1'25	Q4'24	Q1'24
Underlying net income (loss) by business type(1):
Asset management & wealth	487	486	408
Group - Health & Protection	330	266	280
Individual - Protection(2)	325	310	270
Corporate expenses & other(2)	(97)	(97)	(83)
Underlying net income(1)	1,045	965	875
Add: Market-related impacts	(22)	(179)	(70)
Assumption changes and management actions ("ACMA")	(4)	11	(7)
Other adjustments	(91)	(560)	20
Reported net income - Common shareholders	928	237	818
Underlying ROE(1)	17.7%	16.5%	16.0%
Reported ROE(1)	15.7%	4.0%	15.0%
Notable items attributable to reported and underlying net income(1):
Mortality	5	10	(5)
Morbidity	19	(22)	3
Lapse and other policyholder behaviour ("policyholder behaviour")	(2)	—	(8)
Expenses	(26)	(10)	(12)
Net credit(3)	8	(6)	7
Other(4)	51	16	34

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in this document. For more information about business types in Sun Life's business groups, see section A - How We Report Our Results in this document.
(2)Effective Q1'25, Regional Office in Asia was moved from the Corporate expenses & other business type to the Individual - Protection business type, reflecting a reporting refinement. Prior period amounts reflect current presentation.
(3)Credit includes rating changes on assets measured at Fair value through profit or loss ("FVTPL"), and the Expected credit loss ("ECL") impact for assets measured at Fair value through other comprehensive income ("FVOCI"). Effective Q1'25, the release of credit risk adjustments, which are reported in Expected Investment Earnings in the Driver of Earnings analysis, are included in this balance. Prior period amounts reflect current presentation.
(4)Other notable items are recorded in Net Insurance Service Result and Net Investment Result in the Drivers of Earnings analysis. For more details, see section N - Non-IFRS Financial Measures in this document.

Quarterly Comparison - Q1'25 vs. Q1'24
Underlying net income(1) of $1,045 million increased $170 million or 19%, driven by:
•Asset management & wealth(1) up $79 million: Higher fee-related earnings from catch-up fees and strong performance of net seed investment income in SLC Management, and higher fee income in Canada and Asia.
•Group - Health & Protection(1) up $50 million: Business growth and favourable protection experience in Canada primarily from morbidity and mortality experience, and higher U.S. Dental results, partially offset by moderately unfavourable morbidity experience in U.S. medical stop-loss.
•Individual - Protection(1)(2) up $55 million: Business growth and higher contributions from joint ventures in Asia, and improved protection experience in Canada largely from mortality experience.
•Corporate expenses & other(1)(2) $(14) million increase in net loss primarily reflecting lower investment income from surplus assets.

(1)Refer to section N - Non-IFRS Financial Measures in this document for a reconciliation between reported net income and underlying net income.
(2)Effective Q1'25, Regional Office in Asia was moved from the Corporate expenses & other business type to the Individual - Protection business type, reflecting a reporting refinement. Prior period amounts reflect current presentation.
10 Sun Life Financial Inc. First Quarter 2025         MANAGEMENT'S DISCUSSION AND ANALYSIS

Reported net income of $928 million increased $110 million or 13%, driven by:
•The increase in underlying net income;
•Market-related impacts primarily reflecting improved real estate experience(1) and favourable interest rate impacts partially offset by unfavourable equity market impacts; and
•Fair value changes in MFS(2) shares owned by management; partially offset by
•Prior year gains on partial sale of ABSLAMC(3) and the early termination of a distribution agreement in Asset Management.

Foreign exchange translation led to an increase of $39 million in underlying net income and an increase of $41 million in reported net income.

Underlying ROE was 17.7% and reported ROE was 15.7% (Q1'24 - 16.0% and 15.0%, respectively).

1.Market-related impacts
Market-related impacts represent the difference between actual versus expected market movements(4). Market-related impacts resulted in a decrease of $22 million to reported net income, driven by unfavourable equity market impacts and real estate experience partially offset by favourable interest rate impacts.

2.Assumption changes and management actions
The net impact of assumption changes and management actions was a decrease of $4 million to reported net income and includes methods and assumptions changes on insurance contracts as well as related impacts. These included various small enhancements.

3.Other adjustments
Other adjustments decreased reported net income by $91 million, driven by DentaQuest acquisition, integration and restructuring costs and amortization of acquired intangible assets, and SLC Management's acquisition-related liabilities(5).

4.Experience-related items
In the first quarter of 2025, notable experience items included:
•Favourable morbidity experience primarily in Canada;
•Unfavourable expense experience largely in the U.S. and Canada; and
•Other experience was favourable primarily from Canada and the U.S.

5.Income taxes
The statutory tax rate is impacted by various tax items, such as lower taxes on income subject to tax in foreign jurisdictions, tax-exempt or low-taxed investment income, and other sustainable tax benefits.

Global Minimum Tax ("GMT") rules applied to Sun Life effective January 1, 2024:
•Canadian GMT legislation requires the ultimate parent entity of a group to pay top-up tax, on a jurisdiction-by-jurisdiction basis, on profits of its subsidiaries that are taxed below 15%. Some jurisdictions have enacted a Qualifying Domestic Minimum Top-Up Tax ("QDMTT") which requires the GMT top-up tax to be paid locally rather than to the ultimate parent entity's jurisdiction.
•In response to the GMT rules, Bermuda enacted a Corporate Income Tax ("CIT") regime, including a corporate income tax rate of 15%, which applies to Sun Life effective January 1, 2025. The Bermuda CIT is not a QDMTT for the purposes of GMT.
•Other Sun Life subsidiaries that are currently subject to a statutory tax rate or to a tax regime that could result in taxing profits at a rate below 15% include those in Hong Kong and Ireland. Ireland has enacted a QDMTT, while Hong Kong's GMT legislation is not yet substantively enacted but will also include a QDMTT.
•For additional information, refer to Note 8 in our Interim Consolidated Financial Statements for the period ended March 31, 2025.

The Q1'25 effective income tax rate(6) on underlying net income and reported net income was 18.7% and 19.4% respectively.

6.Impacts of foreign exchange translation
Foreign exchange translation led to an increase of $39 million in underlying net income and an increase of $41 million in reported net income.

(1)Real estate experience reflects the difference between the actual value of real estate investments compared to management's longer-term expected returns supporting insurance contract liabilities ("real estate experience").
(2)MFS Investment Management ("MFS").
(3)To meet regulatory obligations, on March 21, 2024, we completed the sale of 6.3% of our ownership interest in Aditya Birla Sun Life AMC Limited (“partial sale of ABSLAMC”), generating a gain of $84 million. As a result of the transaction, our ownership interest in ABSLAMC was reduced from 36.5% to 30.2% for gross proceeds of $136 million. Subsequently, on May 31, 2024, we sold an additional 0.2% of our ownership interest.
(4)Except for risk free rates which are based on current rates, expected market movements are based on our medium-term outlook which is reviewed annually.
(5)Amounts relate to acquisition costs for our SLC Management affiliates, BentallGreenOak, Crescent Capital Group LP and Advisors Asset Management, Inc, which include the unwinding of the discount for Other financial liabilities.
(6)Our effective income tax rate on reported net income is calculated using Total income (loss) before income taxes, as detailed in Note 8 in our
Interim Consolidated Financial Statements for the period ended March 31, 2025. Our effective income tax rate on underlying net income is calculated using pre-tax underlying net income, as detailed in section N - Non-IFRS Financial Measures in this document, and the associated income tax expense.
     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. First Quarter 2025 11

D. Growth
1. Sales and Gross Flows

	Quarterly results
($ millions)	Q1'25	Q4'24	Q1'24
Asset management gross flows & wealth sales by business segment(1)
Asset Management gross flows	52,521	54,008	40,718
Canada asset management gross flows & wealth sales	6,527	4,938	4,079
Asia asset management gross flows & wealth sales	3,173	2,053	2,101
Total asset management gross flows & wealth sales(1)	62,221	60,999	46,898
Group - Health & Protection sales by business segment(1)
Canada	375	88	311
U.S.	176	1,161	191
Asia(2)	29	21	26
Total group sales(1)	580	1,270	528
Individual - Protection sales by business segment(1)
Canada	139	142	130
Asia	735	601	627
Total individual sales(1)	874	743	757
CSM - Impact of new insurance business ("New business CSM")(1)	406	306	347

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in this document.
(2)In underlying net income by business type, Group businesses in Asia have been included with Individual - Protection. For more information about business types in Sun Life's business groups, see section A - How We Report Our Results in this document.

Total asset management gross flows & wealth sales increased $15.3 billion or 33% from prior year ($12.2 billion(1) or 26%(1), excluding foreign exchange translation).
•Asset Management gross flows increased $8.8 billion(1) or 22%(1), primarily from higher gross flows in MFS.
•Canada asset management gross flows & wealth sales increased $2.4 billion or 60%, driven by higher defined contribution sales in Group Retirement Services ("GRS") from higher large case sales, and higher mutual fund sales in Individual Wealth.
•Asia asset management gross flows & wealth sales increased $1.0 billion(1) or 46%(1), driven by higher fixed income fund sales in India.

Total group health & protection sales increased $52 million or 10% from prior year ($41 million(1) or 8%(1), excluding foreign exchange translation).
•Canada group sales increased $64 million or 21%, driven by higher large case sales.
•U.S. group sales decreased $25 million(1) or 13%(1), reflecting lower Medicaid sales in Dental and lower employee benefits sales in Group Benefits.

Total individual protection sales increased $117 million or 15% from prior year ($79 million(1) or 10%(1), excluding foreign exchange translation).
•Canada individual sales increased $9 million or 7%, driven by higher SLFD(2) and third-party sales.
•Asia individual sales increased $70 million(1) or 11%(1), driven by higher sales in:
◦India from bancassurance and direct-to-consumer channels;
◦Hong Kong from agency and bancassurance channels; and
◦China from the bancassurance channel.

New business CSM represents growth derived from sales activity in the period. The impact of new insurance business drove a $406 million increase in CSM, compared to new business CSM of $347 million in the prior year, primarily driven by strong profit margins in Hong Kong.

(1)This change excludes the impacts of foreign exchange translation. For more information about these non-IFRS financial measures, see section
N - Non-IFRS Financial Measures in this document.
(2)Sun Life Financial Distribution ("SLFD") is our proprietary career advisory network.
12 Sun Life Financial Inc. First Quarter 2025         MANAGEMENT'S DISCUSSION AND ANALYSIS

2. Assets Under Management
AUM consists of general funds, the investments for segregated fund holders ("segregated funds") and third-party assets managed by the Company. Third-party AUM is comprised of institutional and managed funds, as well as other AUM related to our joint ventures.

	Quarterly results
($ millions)	Q1'25	Q4'24	Q3'24	Q2'24	Q1'24
Assets under management(1)
General fund assets	223,310	221,935	216,180	207,545	204,986
Segregated funds	149,650	148,786	145,072	136,971	135,541
Third-party assets under management(1)
Retail	645,183	648,515	633,767	607,727	606,320
Institutional, managed funds and other	579,587	568,437	562,565	553,798	563,773
Total third-party AUM(1)	1,224,770	1,216,952	1,196,332	1,161,525	1,170,093
Consolidation adjustments	(46,847)	(45,333)	(43,014)	(41,240)	(40,540)
Total assets under management(1)	1,550,883	1,542,340	1,514,570	1,464,801	1,470,080

(1)Represents a non-IFRS financial measure. See section N - Non-IFRS Financial Measures in this document.

AUM increased $8.5 billion or 1% from December 31, 2024, primarily driven by:
(i)favourable market movements on the value of segregated, retail, institutional and managed funds of $9.2 billion;
(ii)an increase of $3.6 billion from other business activities;
(iii)an increase of $2.5 billion from foreign exchange translation (excluding the impacts of general fund assets); and
(iv)an increase in AUM of general fund assets of $1.4 billion primarily driven by general operating activities and net fair value growth from declining interest rates; partially offset by
(v)net outflows from segregated funds and third-party AUM of $6.4 billion; and
(vi)Client distributions of $1.8 billion.

Segregated fund and third-party AUM net outflows of $6.4 billion during the quarter were comprised of:

	Quarterly results
($ billions)	Q1'25	Q4'24	Q3'24	Q2'24	Q1'24
Net flows for Segregated fund and Third-party AUM:
MFS	(11.6)	(28.5)	(19.1)	(20.2)	(11.7)
SLC Management	2.9	14.1	1.7	(0.7)	1.5
Canada, Asia and other	2.3	0.8	0.5	1.1	(0.3)
Total net flows for Segregated fund and Third-party AUM	(6.4)	(13.6)	(16.9)	(19.8)	(10.5)

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. First Quarter 2025 13

E. Contractual Service Margin
Contractual Service Margin represents a source of stored value for future insurance profits and qualifies as available capital for LICAT purposes. CSM is a component of insurance contract liabilities. The following table shows the change in CSM including its recognition into net income in the period, as well as the growth from new insurance sales activity.

	For the three months ended	For the full year ended
($ millions)	March 31, 2025	December 31, 2024
Beginning of Period	13,366	11,786
Impact of new insurance business(1)	406	1,473
Expected movements from asset returns & locked-in rates(1)	191	703
Insurance experience gains/losses(1)	20	(77)
CSM recognized for services provided	(303)	(1,135)
Organic CSM Movement(1)(2)	314	964
Impact of markets & other(1)	(74)	124
Impact of change in assumptions(1)	(6)	30
Currency impact	19	462
Total CSM Movement	253	1,580
Contractual Service Margin, End of Period(3)	13,619	13,366

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in this document.
(2)Organic CSM movement is a component of both total CSM movement and organic capital generation.
(3)Total company CSM presented above is comprised of CSM on Insurance contracts issued of $13,296 million (December 31, 2024 - $13,028 million), net of CSM Reinsurance contracts held of $(323) million (December 31, 2024 - $(338) million).

Total CSM ended Q1'25 at $13.6 billion, an increase of $0.3 billion or 2% for the first three months of 2025.
•Organic CSM movement was driven by the impact of new insurance business, reflecting strong sales in Asia, primarily in Hong Kong, and Canada, primarily in individual protection.
•Unfavourable impact of markets and other driven by equity experience.

14 Sun Life Financial Inc. First Quarter 2025         MANAGEMENT'S DISCUSSION AND ANALYSIS

F. Financial Strength

	Quarterly results
($ millions, unless otherwise stated)	Q1'25	Q4'24	Q3'24	Q2'24	Q1'24
LICAT ratio(1)
Sun Life Financial Inc.	149%	152%	152%	150%	148%
Sun Life Assurance	141%	146%	147%	142%	142%
Capital
Subordinated debt	6,179	6,179	6,177	6,926	6,179
Innovative capital instruments(2)	200	200	200	200	200
Equity in the participating account	547	496	621	567	510
Non-controlling interests	74	76	79	92	106
Preferred shares and other equity instruments	2,239	2,239	2,239	2,239	2,239
Common shareholders' equity(3)	23,179	23,318	22,989	21,803	21,790
Contractual Service Margin(4)	13,619	13,366	12,836	12,512	12,141
Total capital	46,037	45,874	45,141	44,339	43,165
Financial leverage ratio(4)(5)	20.1%	20.1%	20.4%	22.6%	21.1%
Dividend
Underlying dividend payout ratio(5)	46%	50%	46%	47%	52%
Dividends per common share ($)	0.840	0.840	0.810	0.810	0.780
Book value per common share ($)	40.84	40.63	39.88	37.70	37.41

(1)Our LICAT ratios are calculated in accordance with the OSFI-mandated guideline, Life Insurance Capital Adequacy Test.
(2)Innovative capital instruments consist of Sun Life ExchangEable Capital Securities ("SLEECS"), see section J - Capital and Liquidity Management in the 2024 Annual MD&A.
(3)Common shareholders’ equity is equal to Total shareholders’ equity less Preferred shares and other equity instruments.
(4)The calculation for the financial leverage ratio includes the CSM balance (net of taxes) in the denominator. The CSM (net of taxes) was $10.5 billion as at March 31, 2025 (December 31, 2024 - $10.3 billion; September 30, 2024 - $9.9 billion; June 30, 2024 - $9.6 billion; March 31, 2024 - $9.9 billion).
(5)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in this document.

1. Life Insurance Capital Adequacy Test
The Office of the Superintendent of Financial Institutions has developed the regulatory capital framework referred to as the Life Insurance Capital Adequacy Test for Canada. LICAT measures the capital adequacy of an insurer using a risk-based approach and includes elements that contribute to financial strength through periods when an insurer is under stress as well as elements that contribute to policyholder and creditor protection wind-up.

SLF Inc. is a non-operating insurance company and is subject to the LICAT guideline. Sun Life Assurance, SLF Inc.'s principal operating life insurance subsidiary, is also subject to the LICAT guideline.

SLF Inc.'s LICAT ratio of 149% as at March 31, 2025 decreased three percentage points compared to December 31, 2024, driven by share buybacks and M&A(1) activity, partially offset by ACMA and organic capital generation, net of shareholder dividend payments.

Sun Life Assurance's LICAT ratio of 141% as at March 31, 2025 decreased five percentage points compared to December 31, 2024, driven by organic capital generation net of dividend payments to SLF Inc. and M&A activity, partially offset by ACMA.

The Sun Life Assurance LICAT ratios in both periods are well above OSFI's supervisory ratio of 100% and regulatory minimum ratio of 90%.

(1)Mergers & Acquisitions ("M&A").
     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. First Quarter 2025 15

2. Capital
Our total capital consists of subordinated debt and other capital instruments, CSM, equity in the participating account and total shareholders' equity which includes common shareholders' equity, preferred shares and other equity instruments, and non-controlling interests. As at March 31, 2025, our total capital was $46.0 billion, an increase of $0.2 billion compared to December 31, 2024. The increase to total capital included reported net income of $928 million, an increase of $253 million in CSM, and net unrealized gains on FVOCI assets of $120 million. This was partially offset by a decrease of $520 million from the repurchase and cancellation of common shares, which is detailed below, and the payment of $480 million of dividends on common shares of SLF Inc. ("common shares").

In Q1'25, organic capital generation(1) was $308 million, which measures the change in capital, net of dividends, above LICAT requirements excluding the impacts of markets and other non-recurring items. Organic capital generation was driven by growth in underlying net income and new business CSM.

Our capital and liquidity positions remain strong with a LICAT ratio of 149% at SLF Inc., a financial leverage ratio of 20.1%(1) and $1.3 billion in cash and other liquid assets(1) as at March 31, 2025 in SLF Inc.(2) (December 31, 2024 - $1.4 billion).

Normal Course Issuer Bids
On August 26, 2024, SLF Inc. announced that OSFI and the Toronto Stock Exchange (“TSX”) had approved its previously announced renewal of its normal course issuer bid to purchase up to 15 million of its common shares (the “2024 NCIB”). The 2024 NCIB commenced on August 29, 2024 and continues until August 28, 2025, or such earlier date as SLF Inc. may determine, or such date as SLF Inc. completes its purchases of common shares pursuant to the 2024 NCIB. Any common shares purchased by SLF Inc. pursuant to the 2024 NCIB will be cancelled or used in connection with certain equity settled incentive arrangements.

Shares purchased and subsequently cancelled under the 2024 bid were as follows:

	Quarterly results		Aggregate(1)
	Q1'25
	Common shares purchased (millions)	Amount ($ millions)(2)	Common shares purchased (millions)	Amount ($ millions)(2)
2024 NCIB	6.4	520	10.2	829

(1)Represents the balance of common shares purchased and subsequently cancelled under the life of the normal course issuer bid to-date.
(2)Excludes the impact of excise tax on net repurchases of equity. The Government of Canada's 2023 Budget introduced a new 2% excise tax on net repurchases of equity occurring on or after January 1, 2024, and this new legislation became enacted in June 2024.

Subsequent Events
On May 8, 2025, SLF Inc. announced its intention to renew its normal course issuer bid, subject to the approval of OSFI and the Toronto Stock Exchange (“TSX”). The 2024 NCIB permits the repurchase of up to 15,000,000 common shares, 13,018,997 of which have been repurchased as of May 7, 2025. Once SLF Inc. has repurchased all 15,000,000 common shares under the 2024 NCIB (the “2024 Repurchased Shares”), it expects to establish a new normal course issuer bid pursuant to which it will be permitted to purchase up to an additional 10,000,000 of its common shares (the “2025 NCIB”), subject to the receipt of applicable approvals from OSFI and the TSX. The 2025 NCIB will expire on the date that is 12 months after its commencement or such earlier date as SLF Inc. may determine. Purchases under the 2025 NCIB may be made through the facilities of the TSX, other Canadian stock exchanges, the New York Stock Exchange, and/or alternative trading platforms in Canada and the United States, at prevailing market rates. Subject to regulatory approval, purchases under the 2025 NCIB may also be made by way of private agreements or share repurchase programs under issuer bid exemption orders issued by securities regulatory authorities. Any purchases made under an exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price. The actual number of common shares purchased under the 2025 NCIB, and the timing of such purchases (if any), will be determined by SLF Inc. Any common shares purchased by SLF Inc. pursuant to the 2025 NCIB will be cancelled or used in connection with certain equity settled incentive arrangements. The 2025 NCIB will provide the Company with the flexibility to acquire common shares in order to return capital to shareholders as part of its overall capital management strategy.

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in this document.
(2)SLF Inc. (the ultimate parent company) and its wholly-owned holding companies.
16 Sun Life Financial Inc. First Quarter 2025         MANAGEMENT'S DISCUSSION AND ANALYSIS

G. Performance by Business Segment

	Quarterly results
($ millions)	Q1'25	Q4'24	Q1'24
Underlying net income (loss)(1)
Asset Management	351	360	282
Canada	376	366	310
U.S.	218	161	189
Asia	197	175	177
Corporate	(97)	(97)	(83)
Total underlying net income (loss)(1)	1,045	965	875
Reported net income (loss) - Common shareholders
Asset Management	326	326	284
Canada	351	253	290
U.S.	186	(7)	97
Asia	166	11	235
Corporate	(101)	(346)	(88)
Total reported net income (loss) - Common shareholders	928	237	818

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in this document.

All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. First Quarter 2025 17

1. Asset Management

	Quarterly results
Asset Management (C$ millions)	Q1'25	Q4'24	Q1'24
Underlying net income(1)	351	360	282
Add: Market-related impacts	(7)	(14)	1
MFS shares owned by management	5	—	(12)
Acquisition, integration and restructuring(2)	(16)	(14)	(27)
Intangible asset amortization	(7)	(6)	(6)
Other	—	—	46
Reported net income - Common shareholders	326	326	284
Assets under management (C$ billions)(1)	1,123.7	1,121.3	1,078.6
Gross flows (C$ billions)(1)	52.5	54.0	40.7
Net flows (C$ billions)(1)	(8.7)	(14.3)	(10.1)
MFS (C$ millions)
Underlying net income(1)	266	301	254
Add: MFS shares owned by management	5	—	(12)
Reported net income - Common shareholders	271	301	242
Assets under management (C$ billions)(1)	868.7	871.2	852.3
Gross flows (C$ billions)(1)	45.7	37.2	35.1
Net flows (C$ billions)(1)	(11.6)	(28.5)	(11.7)
MFS (US$ millions)
Underlying net income(1)	186	216	189
Add: MFS shares owned by management	4	—	(9)
Reported net income - Common shareholders	190	216	180
Pre-tax net operating margin for MFS(1)	35.4%	40.5%	37.2%
Average net assets (US$ billions)(1)	615.9	630.5	609.3
Assets under management (US$ billions)(1)(3)	603.8	605.9	629.6
Gross flows (US$ billions)(1)	31.9	26.6	26.1
Net flows (US$ billions)(1)	(8.1)	(20.4)	(8.6)
Asset appreciation (depreciation) (US$ billions)	6.0	(19.1)	39.7
SLC Management (C$ millions)
Underlying net income(1)	85	59	28
Add: Market-related impacts	(7)	(14)	1
Acquisition, integration and restructuring(2)	(16)	(14)	(27)
Intangible asset amortization	(7)	(6)	(6)
Other	—	—	46
Reported net income - Common shareholders	55	25	42
Fee-related earnings(1)	99	79	69
Pre-tax fee-related earnings margin(1)(4)	24.3%	23.0%	23.9%
Pre-tax net operating margin(1)(4)	25.5%	21.1%	21.8%
Assets under management (C$ billions)(1)	255.0	250.1	226.3
Gross flows - AUM (C$ billions)(1)	6.8	16.8	5.6
Net flows - AUM (C$ billions)(1)	2.9	14.1	1.5
Fee earning assets under management ("FE AUM") (C$ billions)(1)	201.0	192.7	178.5
Gross flows - FE AUM (C$ billions)(1)	13.1	8.6	7.0
Net flows - FE AUM (C$ billions)(1)	9.8	6.5	2.9
Assets under administration ("AUA") (C$ billions)(1)	15.8	15.9	11.2
Capital raising (C$ billions)(1)	4.4	10.2	3.5
Deployment (C$ billions)(1)	10.6	6.3	5.6

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in this document.
(2)Amounts relate to acquisition costs for our SLC Management affiliates, BentallGreenOak, InfraRed Capital Partners, Crescent Capital Group LP and Advisors Asset Management, Inc, which include the unwinding of the discount for Other financial liabilities of $14 million in Q1'25 (Q4'24 - $13 million; Q1'24 - $22 million).
(3)Monthly information on AUM is provided by MFS in its Corporate Fact Sheet, which can be found at www.mfs.com/CorpFact. The Corporate Fact Sheet also provides MFS' U.S. GAAP assets and liabilities as at December 31, 2024.
(4)Based on a trailing 12-month basis. For more details, see section N - Non-IFRS Financial Measures in this document.
18 Sun Life Financial Inc. First Quarter 2025         MANAGEMENT'S DISCUSSION AND ANALYSIS

Profitability
Quarterly Comparison - Q1'25 vs. Q1'24
Asset Management underlying net income of $351 million increased $69 million or 24%, driven by:
•MFS up $12 million (down $3 million on a U.S. dollar basis): Driven by favourable foreign exchange translation. Higher fee income from higher average net assets ("ANA") and lower expenses were offset by a decrease in net investment income and the effect of one less calendar day in the quarter. The MFS pre-tax net operating profit margin(1) was 35.4% for Q1'25, compared to 37.2% in the prior year.
•SLC Management up $57 million: Higher fee-related earnings and strong performance of net seed investment income primarily from BentallGreenOak ("BGO"), largely attributed to market gains reflecting appreciation due to completion of construction and strong leasing fundamentals. Fee-related earnings(1) increased 43% driven by higher catch-up fees, reflecting strong capital raising, partially offset by higher expenses. Fee-related earnings margin(1) was 24.3% for Q1'25, compared to 23.9% in the prior year.

Reported net income of $326 million increased $42 million or 15%, driven by the increase in underlying net income and fair value changes in MFS shares owned by management, partially offset by the prior year gain on the early termination of a distribution agreement.

Foreign exchange translation led to an increase of $16 million in underlying net income and an increase of $20 million in reported net income.

Growth
Asset Management AUM of $1,123.7 billion increased $2.4 billion from December 31, 2024, driven by:
•Net asset value changes of $12.8 billion; mostly offset by
•Net outflows of $8.7 billion; and
•Client distributions of $1.8 billion.

MFS' AUM decreased US$2.1 billion from December 31, 2024, driven by:
•Net outflows of US$8.1 billion mostly offset by the increase in asset values from higher equity markets of US$6.0 billion.

In Q1'25, 92%, 27%, and 71% of MFS' U.S. retail mutual fund assets ranked in the top half of their Morningstar categories based on ten-, five- and three-year performance, respectively.

SLC Management's AUM increased $4.9 billion or 2% from December 31, 2024, driven by:
•Asset value changes of $3.8 billion and net inflows of $2.9 billion, partially offset by Client distributions of $1.8 billion.
•Net inflows were comprised of capital raising and Client contributions, totaling $6.8 billion, partially offset by outflows of
$3.9 billion.

SLC Management's FE AUM increased $8.2 billion or 4% from December 31, 2024, driven by:
•Net inflows of $9.8 billion and asset value changes of $2.0 billion, partially offset by Client distributions of $3.6 billion.
•Net inflows were comprised of capital deployment and Client contributions, totaling $13.1 billion, partially offset by outflows of
$3.3 billion.

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in this document.
     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. First Quarter 2025 19

2. Canada

	Quarterly results
($ millions)	Q1'25	Q4'24	Q1'24
Asset management & wealth(1)	112	101	109
Group - Health & Protection(1)	145	153	114
Individual - Protection(1)	119	112	87
Underlying net income(1)	376	366	310
Add: Market-related impacts	(7)	(106)	(9)
ACMA	(1)	(1)	(5)
Acquisition, integration and restructuring	(11)	—	—
Intangible asset amortization	(6)	(6)	(6)
Reported net income - Common shareholders	351	253	290
Underlying ROE (%)(1)	25.3%	23.0%	19.2%
Reported ROE (%)(1)	23.6%	15.9%	17.9%
Asset management gross flows & wealth sales(1)	6,527	4,938	4,079
Group - Health & Protection sales(1)	375	88	311
Individual - Protection sales(1)	139	142	130

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in this document. For more information about business types in Sun Life's business groups, see section A - How We Report Our Results in this document.

Profitability
Quarterly Comparison - Q1'25 vs. Q1'24
Underlying net income of $376 million increased $66 million or 21%, reflecting:
•Asset management & wealth up $3 million: Higher fee income driven by higher AUM reflecting market movements and strong net inflows.
•Group - Health & Protection up $31 million: Business growth and favourable protection experience primarily driven by favourable morbidity reflecting shorter claims durations, and favourable mortality reflecting lower claims severity.
•Individual - Protection up $32 million: Improved protection experience largely driven by favourable mortality reflecting lower claims severity.

Reported net income of $351 million increased $61 million or 21%, driven by the increase in underlying net income. The market-related impacts were in line with prior year as improved real estate experience and favourable interest rate impacts were offset by unfavourable equity market impacts.

Growth
Quarterly Comparison - Q1'25 vs. Q1'24
Canada's sales included:
•Asset management gross flows & wealth sales of $6.5 billion were up 60%, driven by higher defined contribution sales in GRS from higher large case sales, and higher mutual fund sales in Individual Wealth.
•Group - Health & Protection sales of $375 million were up 21%, driven by higher large case sales.
•Individual - Protection sales of $139 million were up 7%, driven by higher SLFD and third-party sales.

20 Sun Life Financial Inc. First Quarter 2025         MANAGEMENT'S DISCUSSION AND ANALYSIS

3. U.S.

	Quarterly results
(US$ millions)	Q1'25	Q4'24	Q1'24
Group - Health & Protection(1)	129	82	124
Individual - Protection(1)	22	33	17
Underlying net income(1)	151	115	141
Add: Market-related impacts	10	(39)	(32)
ACMA	—	—	1
Acquisition, integration and restructuring(2)	(16)	(9)	(22)
Intangible asset amortization	(16)	(16)	(17)
Other	—	(52)	—
Reported net income - Common shareholders	129	(1)	71
Underlying ROE (%)(1)	12.6%	9.5%	12.0%
Reported ROE (%)(1)	10.7%	(0.1)%	6.2%
After-tax profit margin for Group Benefits (%)(1)(3)	8.0%	8.3%	9.6%
Group - Health & Protection sales(1)	123	830	142
(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in this document. For more information about business types in Sun Life's business groups, see section A - How We Report Our Results in this document.
(2)Includes acquisition, integration and restructuring costs associated with DentaQuest, acquired on June 1, 2022.
(3)Based on underlying net income, on a trailing four-quarter basis. For more details, see section N - Non-IFRS Financial Measures in this document.

Profitability
Quarterly Comparison - Q1'25 vs. Q1'24
Underlying net income of US$151 million increased US$10 million or 7%, driven by:
•Group - Health & Protection up US$5 million: Higher Dental results primarily reflecting improved claims experience driven by the impact of Medicaid repricing and the prior year impacts following the end of the Public Health Emergency, partially offset by moderately unfavourable morbidity experience in medical stop-loss reflecting less favourable loss ratios.
•Individual - Protection up US$5 million: Higher net investment results primarily driven by improved credit experience.

Reported net income of US$129 million increased US$58 million or 82%, driven by market-related impacts and the increase in underlying net income. The market-related impacts were primarily from improved real estate experience and favourable interest rate impacts, partially offset by unfavourable equity market impacts.

Foreign exchange translation led to an increase of $13 million in underlying net income and an increase of $11 million in reported net income.

Growth
Quarterly Comparison - Q1'25 vs. Q1'24
U.S. group sales of US$123 million were down 13%, reflecting lower Medicaid sales in Dental and lower employee benefits sales in Group Benefits.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. First Quarter 2025 21

4. Asia

	Quarterly results
($ millions)	Q1'25	Q4'24	Q1'24
Asset management & wealth(1)	24	25	17
Individual - Protection(1)(2)(3)	173	150	160
Underlying net income(1)	197	175	177
Add: Market-related impacts	(18)	16	(15)
ACMA	(3)	13	(3)
Acquisition, integration and restructuring	(4)	(5)	78
Intangible asset amortization	(3)	(188)	(2)
Other	(3)	—	—
Reported net income - Common shareholders	166	11	235
Underlying ROE (%)(1)	14.6%	12.6%	13.0%
Reported ROE (%)(1)	12.3%	0.8%	17.3%
Asset management gross flows & wealth sales(1)	3,173	2,053	2,101
Individual - Protection sales(1)	735	601	627
Group - Health & Protection sales(1)(2)	29	21	26
New business CSM(1)	273	201	230

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in this document. For more information about business types in Sun Life's business groups, see section A - How We Report Our Results in this document.
(2)In underlying net income by business type, Group businesses in Asia have been included with Individual - Protection.
(3)Effective Q1'25, Regional office expenses & other was moved to the Individual - Protection business type, reflecting a reporting refinement. Prior period amounts reflect current presentation.

Profitability
Quarterly Comparison - Q1'25 vs. Q1'24
Underlying net income of $197 million increased $20 million or 11%, driven by:
•Asset management & wealth up $7 million: Higher fee income primarily driven by higher AUM.
•Individual - Protection(1) up $13 million: Good sales momentum and in-force business growth, and higher contributions from joint ventures, partially offset by lower earnings on surplus and unfavourable mortality experience in International.

Reported net income of $166 million decreased $69 million or 29%, reflecting a prior year gain on partial sale of ABSLAMC partially offset by the increase in underlying net income. Market-related impacts were in line with prior year as improved real estate experience was offset by unfavourable interest rate and equity market impacts.

Foreign exchange translation led to an increase of $10 million in underlying net income and an increase of $8 million in reported net income.

Growth
Quarterly Comparison - Q1'25 vs. Q1'24
Asia's sales included:
•Individual sales of $735 million were up 11%(2), driven by higher sales in:
◦India from bancassurance and direct-to-consumer channels;
◦Hong Kong from agency and bancassurance channels; and
◦China from the bancassurance channel.
•Asset management gross flows & wealth sales of $3.2 billion were up 46%(2), driven by higher fixed income fund sales in India.

New business CSM of $273 million in Q1'25, was up from $230 million in the prior year, primarily driven by strong profit margins in Hong Kong.

(1)Effective Q1'25, Regional office expenses & other was moved to the Individual - Protection business type, reflecting a reporting refinement. Prior period amounts reflect current presentation.
(2)This change excludes the impacts of foreign exchange translation. For more information about these non-IFRS financial measures, see section
N - Non-IFRS Financial Measures in this document.
22 Sun Life Financial Inc. First Quarter 2025         MANAGEMENT'S DISCUSSION AND ANALYSIS

5. Corporate

	Quarterly results
($ millions)	Q1'25	Q4'24	Q1'24
Corporate expenses & other(1)	(97)	(97)	(83)
Underlying net income (loss)(1)	(97)	(97)	(83)
Add: Market-related impacts	(4)	(15)	(5)
Other	—	(234)	—
Reported net income (loss) - Common shareholders	(101)	(346)	(88)

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in this document. For more information about business types in Sun Life's business groups, see section A - How We Report Our Results in this document.

Profitability
Quarterly Comparison - Q1'25 vs. Q1'24
Underlying net loss was $97 million compared to underlying net loss of $83 million in the prior year, reflecting lower investment income from surplus assets.

Reported net loss was $101 million compared to reported net loss of $88 million in the prior year, reflecting the decline in underlying net income.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. First Quarter 2025 23

H. Investments
Total general fund invested assets of $191.0 billion as at March 31, 2025, were up $1.2 billion from December 31, 2024. The increase was primarily from general operating activities and net fair value growth from declining interest rates. Our general fund invested assets are well-diversified across investment types, geographies and sectors with the majority of our portfolio invested in high quality fixed income assets.

The following table sets out the composition of our general fund invested assets(1):

	March 31, 2025		December 31, 2024
($ millions)	Carrying value	% of Total carrying value	Carrying value	% of Total carrying value
Cash, cash equivalents and short-term securities	11,506	6%	13,873	7%
Debt securities	84,630	44%	81,955	43%
Equity securities	9,656	5%	9,974	5%
Mortgages and loans	58,749	31%	57,619	31%
Derivative assets	1,839	1%	1,971	1%
Other invested assets	15,330	8%	15,135	8%
Investment properties	9,335	5%	9,290	5%
Total invested assets	191,045	100%	189,817	100%

(1)The values and ratios presented are based on the fair value of the respective asset categories. Generally, the carrying values for invested assets are equal to their fair values. For invested assets supporting insurance contracts, in the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the assets.

1. Debt Securities
The debt securities portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality, and liquidity, while ensuring that it remains well-diversified and duration-matched to insurance contract liabilities. As at March 31, 2025, with the exception of certain countries where we have business operations, including Canada, the United States, the United Kingdom and the Philippines, our exposure to debt securities from any single country did not exceed 1% of total invested assets.

Debt Securities by Geography
The carrying value of our debt securities by geographic location is presented in the following table.

	March 31, 2025				December 31, 2024
($ millions)	FVTPL debt securities	FVOCI debt securities	Total	% of Total	FVTPL debt securities	FVOCI debt securities	Total	% of Total
Debt securities by geography:
Canada	35,358	3,837	39,195	46%	34,472	3,614	38,086	46%
United States	21,609	6,753	28,362	34%	20,986	6,486	27,472	34%
Europe	4,178	1,609	5,787	7%	4,145	1,664	5,809	7%
Asia	6,890	1,073	7,963	9%	6,891	950	7,841	10%
Other	1,962	1,361	3,323	4%	1,612	1,135	2,747	3%
Total debt securities	69,997	14,633	84,630	100%	68,106	13,849	81,955	100%
Our gross unrealized losses as at March 31, 2025 for FVTPL and FVOCI debt securities were $6,057 million and $403 million, respectively (December 31, 2024 - $6,775 million and $508 million, respectively). The decrease in gross unrealized losses was largely due to the impact from declining interest rates.

Debt Securities by Credit Rating
Debt securities with a credit rating of "A" or higher represented 76% of the total debt securities as at March 31, 2025 (December 31, 2024 - 75%). Debt securities with a credit rating of "BBB" or higher represented 99% of total debt securities as at March 31, 2025 (December 31, 2024 - 99%).
24 Sun Life Financial Inc. First Quarter 2025         MANAGEMENT'S DISCUSSION AND ANALYSIS

2. Mortgages and Loans
Our mortgage portfolio consisted almost entirely of first mortgages and our loan portfolio consisted of private placement loans.
Mortgages and Loans by Geography
The carrying value of mortgages and loans by geographic location is presented in the following table.(1)

	March 31, 2025			December 31, 2024
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	9,615	12,732	22,347	9,402	12,560	21,962
United States	4,774	19,695	24,469	4,828	18,856	23,684
Europe	217	8,444	8,661	208	8,488	8,696
Asia	—	688	688	—	680	680
Other	—	2,584	2,584	—	2,597	2,597
Total mortgages and loans	14,606	44,143	58,749	14,438	43,181	57,619
% of Total invested assets	8%	23%	31%	8%	23%	31%

(1)The geographic location for mortgages is based on the location of the property and for loans it is based on the country of the creditor's parent.

Mortgage Portfolio
As at March 31, 2025, we held $14.6 billion of mortgages (December 31, 2024 - $14.4 billion). Our mortgage portfolio consists entirely of commercial mortgages, as presented in the following table.

	March 31, 2025			December 31, 2024
($ millions)	Insured	Uninsured	Total	Insured	Uninsured	Total
Mortgages:
Retail	—	2,584	2,584	—	2,567	2,567
Office	—	2,618	2,618	—	2,633	2,633
Multi-family residential	3,232	1,273	4,505	3,205	1,294	4,499
Industrial	—	3,765	3,765	—	3,683	3,683
Other	427	707	1,134	425	631	1,056
Total mortgages	3,659	10,947	14,606	3,630	10,808	14,438
% of Total mortgages	25%	75%	100%	25%	75%	100%

Our mortgage portfolio consists entirely of commercial mortgages, including retail, office, multi-family, and industrial properties. As at March 31, 2025, 31% of our commercial mortgage portfolio consisted of multi-family residential mortgages; there are no single-family residential mortgages. Our uninsured commercial portfolio had a weighted average loan-to-value ratio of approximately 54% as at March 31, 2025 (December 31, 2024 - 54%). While we generally limit the maximum loan-to-value ratio to 75% at issuance, we may invest in mortgages with a higher loan-to-value ratio in Canada if the mortgage is insured by the Canada Mortgage and Housing Corporation ("CMHC"). The estimated weighted average debt service coverage for our uninsured commercial portfolio is 1.77 times. Of the $3.5 billion of multi-family residential mortgages in the Canadian commercial mortgage portfolio, 92% were insured by the CMHC.

As at March 31, 2025, we held $44.1 billion of loans (December 31, 2024 - $43.2 billion). Private placement loans provide diversification by type of loan, industry segment and borrower credit quality. The private placement loan portfolio consists of senior secured and unsecured loans to large- and mid-market corporate borrowers, securitized lease/loan obligations secured by a variety of assets, and project finance loans in sectors such as power and infrastructure.

As at March 31, 2025, our impaired mortgages and loans, net of allowances for losses, were $31 million (December 31, 2024 - $30 million).

3. Derivatives
The values associated with our derivative instruments are presented in the following table. Notional amounts serve as the basis for payments calculated under derivatives contracts and are generally not exchanged.

($ millions)	March 31, 2025	December 31, 2024
Net fair value asset (liability)	(47)	(106)
Total notional amount	80,897	74,954
Credit equivalent amount(1)	1,257	1,347
Risk-weighted credit equivalent amount(1)	29	30

(1)Amounts presented are net of collateral received.

The net fair value of derivatives was a liability of $47 million as at March 31, 2025 (December 31, 2024 - liability of $106 million). The increase in net fair value was driven by an increase in interest rate and foreign exchange contracts due to relative downward shifts in yield curves, partially offset by a decrease due to the depreciation of the Canadian dollar against foreign currencies.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. First Quarter 2025 25

The total notional amount of our derivatives increased to $80.9 billion as at March 31, 2025 (December 31, 2024 - $75.0 billion). The change in notional amount is mainly attributable to an increase in interest rate contracts used for duration matching and foreign exchange contracts used for hedging foreign currency assets.

4. Investment Properties
As at March 31, 2025, we held $9.3 billion of investment properties (December 31, 2024 - $9.3 billion). The increase in our investment property portfolio is predominantly driven by net purchases in Canada and increases in market value.
Investment Properties by Type and Geography

	March 31, 2025
($ millions)	Office	Industrial	Retail	Multi-family residential	Other	Total	% of Total by Geography
Canada	1,479	3,492	943	1,485	468	7,867	84%
United States	334	976	118	38	2	1,468	16%
Total	1,813	4,468	1,061	1,523	470	9,335	100%
% of Total by Type	20%	48%	11%	16%	5%	100%

	December 31, 2024
($ millions)	Office	Industrial	Retail	Multi-family residential	Other	Total	% of Total by Geography
Canada	1,476	3,496	933	1,469	448	7,822	84%
United States	347	965	118	36	2	1,468	16%
Total	1,823	4,461	1,051	1,505	450	9,290	100%
% of Total by Type	20%	48%	11%	16%	5%	100%

5. Loss Allowance and Provision for Credit Losses
The balance of the total loss allowance was $95 million as at March 31, 2025 (December 31, 2024 - $88 million) and the provision for credit losses increased by $7 million for the three months ended March 31, 2025 (decreased by $5 million for the three months ended March 31, 2024).

26 Sun Life Financial Inc. First Quarter 2025         MANAGEMENT'S DISCUSSION AND ANALYSIS

I. Risk Management
We have established a Risk Management Framework to assist in identifying, measuring, managing, monitoring and reporting risks. The Risk Management Framework covers all risks and these have been grouped into six major categories: market, insurance, credit, business and strategic, operational and liquidity risks. Through our enterprise risk management processes, we oversee the various risk factors identified in the Risk Management Framework and provide reports to senior management and to the Board Committees at least quarterly. Our enterprise risk management processes and risk factors are described in our 2024 Annual MD&A.

This section includes our disclosure on market risks and should be read in conjunction with our unaudited Interim Consolidated Financial Statements for the quarter ended March 31, 2025. When referring to segregated funds in this section, it is inclusive of segregated fund guarantees, variable annuities and investment products.

Equity Risk
Equity risk is the potential for financial loss arising from declines or volatility in public or private equity market prices. We are exposed to equity risk from a number of sources.

We generate revenue in our asset management businesses and from certain protection and wealth contracts where fees are levied on account balances that are affected directly by equity market levels. Accordingly, we have further exposure to equity risk as adverse fluctuations in the market value of such assets will result in corresponding adverse impacts on revenue, income, the contractual service margin, and capital. In addition, declining and volatile equity markets may have a negative impact on sales and redemptions (surrenders) in these businesses, and this may result in further adverse impacts on net income, the contractual service margin, and capital.

A portion of our exposure to equity risk arises in connection with benefit guarantees on segregated fund products, some participating insurance contracts, some adjustable insurance contracts, and some universal life contracts. These benefit guarantees may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing these guarantees is uncertain and depends upon a number of factors, including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income, the contractual service margin, and capital.

We also have direct exposure to equity markets from the investments supporting other general account liabilities, surplus, and employee benefit plans. These exposures fall within our risk-taking philosophy and appetite, and are therefore generally not hedged.

Interest Rate and Spread Risk
Interest rate and spread risk includes the potential for financial loss arising from changes in the value of insurance and investment contract liabilities and financial assets due to changes or volatility in interest rates or spreads. In practice, when asset cash flows and the policy obligations they support are not matched, this may result in the need to either sell assets to meet policy payments and expenses or reinvest excess asset cash flows in unfavourable interest rate or credit spread environments. This risk is managed in our asset-liability management program. Details of the asset-liability management program are discussed under the heading "Market Risk Management Strategies" in section K - Risk Management in the 2024 Annual MD&A.

Our primary exposure to interest rate and spread risk arises from insurance and investment contracts that contain guarantees in the form of minimum crediting rates, maximum premium rates, settlement options, guaranteed annuitization options and minimum benefits. If investment returns fall below guaranteed levels, we may be required to increase liabilities or capital in respect of these contracts. The guarantees attached to these products may be applicable to both past premiums collected and future premiums not yet received. Segregated fund contracts provide benefit guarantees that are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. Exposure to guarantees is managed within our risk appetite limits through our asset-liability management program, which may include the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps, futures and swaptions. The impact of these guarantees on net income, contractual service margin, and capital are included in the disclosed market risk sensitivities.

Significant changes or volatility in interest rates or spreads could have a negative impact on sales of certain protection and wealth products, and adversely impact the expected pattern of redemptions (surrenders) on existing policies.
•Increases in interest rates or widening credit spreads may increase the risk that policyholders will surrender their contracts, potentially forcing us to liquidate assets at a loss. While we have established hedging programs in place and our protection and wealth products often contain surrender mitigation features, these may not be sufficient to fully offset the adverse impact of changes in interest rates or spreads.
•Declines in interest rates or narrowing spreads can result in compression of the net spread between interest earned on investments and interest credited to policyholders, increased asset calls, mortgage and structured security prepayments, and net reinvestment of positive cash flows at lower yields, and therefore can adversely impact our profitability and financial position.
•Negative interest rates may additionally result in losses on our cash and short-term deposits and low or negative returns on our fixed income assets impacting our profitability.
•A sustained low interest rate environment may additionally adversely impact our net income, CSM, capital, and our ability to implement our business strategy and plans. This may be realized through lower sales, less profitable new business, changes in the pattern of redemptions on existing policies, among other impacts.

We also have direct exposure to interest rates and spreads from investments supporting other general account liabilities, surplus and employee benefit plans. Higher interest rates or wider spreads will reduce the value of our existing assets. Conversely, lower interest rates or a narrowing of spreads will result in reduced investment income on new fixed income asset purchases. These exposures fall within our risk-taking philosophy and appetite and are therefore generally not hedged.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. First Quarter 2025 27

Real Estate Risk
Real estate risk is the potential for financial loss arising from fluctuations in the value of, or future cash flows from, our investments in real estate. We are exposed to real estate risk and may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents, and purchase and leaseback transactions.

Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals, or from environmental risk exposures.

We hold real estate investments that support general account liabilities and surplus, and fluctuations in value will affect our net income, CSM, and capital. A material and sustained increase in interest rates may lead to deterioration in real estate values.

Foreign Currency Risk
Foreign currency risk is the result of mismatches in the currency of our assets and liabilities (inclusive of capital), and cash flows. This risk may arise from a variety of sources such as foreign currency transactions and services, foreign currency hedging, investments denominated in foreign currencies, investments in foreign subsidiaries and net income from foreign operations. Changes or volatility in foreign exchange rates, including a change to currencies that are fixed in value to another currency, could adversely affect our net income, contractual service margin and capital.

As an international provider of financial services, we operate in a number of countries, with revenues and expenses denominated in several local currencies. In each country in which we operate, we generally maintain the currency profile of assets to match the currency of liabilities and required capital. This approach provides an operational hedge against disruptions in local operations caused by currency fluctuations. Foreign currency derivative contracts such as currency swaps and forwards are used as a risk management tool to manage the currency exposure in accordance with our Asset Liability Management Policy. As at March 31, 2025 and December 31, 2024, the Company did not have a material foreign currency risk exposure.

Changes in exchange rates can affect our net income and surplus when financial results in functional currencies are translated into Canadian dollars. Net income earned outside of Canada is generally not currency hedged and a weakening in the local currency of our foreign operations relative to the Canadian dollar can have a negative impact on our net income reported in Canadian currency. A strengthening in the local currency of our foreign operations relative to the Canadian dollar would have the opposite effect. Regulatory capital ratios could also be impacted by changes in exchange rates.

Inflation Risk
Inflation risk is the potential for financial loss arising from changes in inflation rates. This risk results from insurance contract liabilities that are linked to market measures of inflation such as the Consumer Price Index. The primary sources for this risk exposure are from certain group and retail annuity contracts and group long term disability contracts. In these contracts, the annuity and disability benefit payments may be linked to an indexing formula containing an inflation price index. Benefit payments linked to inflation indices may also include various caps, floors and averaging mechanisms that vary across product designs.

Exposure to inflation risk is managed within our asset-liability management program, primarily by investing in inflation linked assets to match liability exposures.

i. Market Risk Sensitivities
We utilize a variety of methods and measures to quantify our market risk exposures. These include duration management, key rate duration techniques, convexity measures, cash flow gap analysis, scenario testing, and sensitivity testing of earnings and regulatory capital ratios versus risk appetite limits.

The measurement of liabilities and assets are affected by the level of equity market performance, interest rates, credit and swap spreads and other market risk variables. The following sections set out the estimated immediate impact on, or sensitivity of, our net income(1), contractual service margin, OCI and SLF Inc.'s LICAT ratio to certain instantaneous changes in market variables as at March 31, 2025 and December 31, 2024.

The estimated sensitivities in the tables below reflect the impact of market movements on insurance contracts and investment contracts, assets backing insurance contracts, assets backing investment contracts, assets backing the surplus segment, and seed investments in our asset management subsidiaries.

Net income sensitivities to equity and real estate market movements are driven primarily by changes in the value of investments backing general account liabilities and surplus. Net income sensitivities to interest rates and spreads are driven by the net impact on liabilities and the assets backing them. Lower interest rates or a narrowing of spreads will result in increased liabilities for insurance contracts, offset by increased values of the assets backing general account liabilities. Higher interest rates or a widening of spreads will result in decreased liabilities for insurance contracts, offset by decreased values of the assets backing general account liabilities. Further detail on the impact of changes or volatility in market prices on assets and liabilities is provided under the headings "Equity Risk", "Interest Rate and Spread Risk", and "Real Estate Risk" above.

OCI sensitivities are impacted by changes in the market value of assets classified as FVOCI. The market value of FVOCI fixed income assets, which are held primarily backing surplus, investment contracts and CSM liabilities, increases with lower interest rates or a narrowing of spreads, and decreases with higher interest rates or widening of spreads.

(1)Net income in section I - Risk Management in this document refers to common shareholders' net income.
28 Sun Life Financial Inc. First Quarter 2025         MANAGEMENT'S DISCUSSION AND ANALYSIS

As these market risk sensitivities reflect an instantaneous impact on net income, CSM, OCI and SLF Inc.'s LICAT ratio, they do not include impacts over time such as the effect on fee income in our asset management businesses.

Refer to Additional Cautionary Language and Key Assumptions Related to Sensitivities in this section for important additional information regarding these estimates.

1. Private and Public Equity Market Sensitivities
The following table sets out the estimated immediate impact on, or sensitivity of, our net income, CSM, OCI and SLF Inc.'s LICAT ratio to certain instantaneous changes in public or private equity market prices as at March 31, 2025 and December 31, 2024. The sensitivities shown outline the impact of the same percentage increase or decrease applied to each of private equity and public equity. About 60% of our expected net income sensitivity to changes in equity markets is driven by investments in private equity.

($ millions, unless otherwise noted)			As at March 31, 2025
Change in Private and Public Equity Markets(1)(2)(3)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income (after-tax)	(550)	(225)	225	575
Potential impact on CSM (pre-tax)	(725)	(275)	250	625
Potential impact on OCI(4)	—	—	—	—
Potential impact on LICAT ratio(5)	1.5% point decrease	0.5% point decrease	0.5% point increase	1.0% point increase

($ millions, unless otherwise noted)			As at December 31, 2024
Change in Private and Public Equity Markets(1)(2)(3)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income (after-tax)	(550)	(225)	225	575
Potential impact on CSM (pre-tax)	(775)	(300)	275	650
Potential impact on OCI(4)	—	—	—	—
Potential impact on LICAT ratio(5)	2.0% point decrease	0.5% point decrease	0.5% point increase	1.0% point increase

(1)Represents the respective change across all equity exposures as at March 31, 2025 and December 31, 2024. Due to the impact of active management, basis risk, and other factors, realized sensitivities may differ significantly from expectations. Sensitivities include the impact of re-balancing equity hedges for hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).
(2)The market risk sensitivities include the estimated impact of our hedging programs in effect as at March 31, 2025 and December 31, 2024, and include new business added and product changes implemented prior to such dates.
(3)Net income, CSM and OCI sensitivities have been rounded in increments of $25 million. The sensitivities exclude the market impacts on the income from our joint ventures in China and India.

(4) The market risk OCI sensitivities exclude the impact of changes in the defined benefit obligations and plan assets.
(5)The LICAT sensitivities illustrate the impact on SLF Inc. as at March 31, 2025 and December 31, 2024. LICAT ratios are rounded in increments of 0.5%.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. First Quarter 2025 29

2. Interest Rate Sensitivities

The following table sets out the estimated immediate impact on, or sensitivity of, our net income, CSM, OCI and SLF Inc.'s LICAT ratio to certain instantaneous changes in interest rates as at March 31, 2025 and December 31, 2024.

($ millions, unless otherwise noted)	As at March 31, 2025		As at December 31, 2024
Change in Interest Rates(1)(2)(3)	50 basis point decrease	50 basis point increase	50 basis point decrease	50 basis point increase
Potential impact on net income (after-tax)	(25)	—	(50)	25
Potential impact on CSM (pre-tax)	175	(175)	150	(150)
Potential impact on OCI(4)	225	(225)	200	(200)
Potential impact on LICAT ratio(5)	2.5% point increase	2.5% point decrease	2.5% point increase	2.0% point decrease

(1)Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at March 31, 2025 and December 31, 2024 with no change to the ultimate risk-free rate. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates).
(2)The market risk sensitivities include the estimated impact of our hedging programs in effect as at March 31, 2025 and December 31, 2024, and include new business added and product changes implemented prior to such dates.
(3)Net income, CSM and OCI sensitivities have been rounded in increments of $25 million. The sensitivities exclude the market impacts on the income from our joint ventures in China and India.
(4)The market risk OCI sensitivities exclude the impact of changes in the defined benefit obligations and plan assets.

(5)The LICAT sensitivities illustrate the impact on SLF Inc. as at March 31, 2025 and December 31, 2024. The sensitivities reflect the worst scenario as at March 31, 2025 and assume that a scenario switch does not occur in the quarter. LICAT ratios are rounded in increments of 0.5%.

The above sensitivities were determined using a 50 basis point change in interest rates and 10% and 25% changes in our equity markets because we believe that these market shocks were reasonably possible as at March 31, 2025. Significant changes in market variables may result in other than proportionate impacts on our sensitivities.

3. Credit Spread and Swap Sensitivities
The following tables set out the estimated immediate impact on, or sensitivity of, our net income, CSM, OCI and SLF Inc.'s LICAT ratio to certain instantaneous changes in credit spreads and our net income, CSM, and OCI to certain changes in swap spreads as at March 31, 2025 and December 31, 2024.

($ millions, unless otherwise noted)	As at March 31, 2025		As at December 31, 2024
Change in Credit Spreads(1)(2)	50 basis point decrease	50 basis point increase	50 basis point decrease	50 basis point increase
Potential impact on net income (after-tax)	75	(75)	75	(50)
Potential impact on CSM (pre-tax)	125	(175)	125	(125)
Potential impact on OCI(3)	200	(200)	200	(200)
Potential impact on LICAT ratio(4)	2.0% point increase	2.5% point decrease	2.0% point increase	2.0% point decrease

(1)The credit spread sensitivities assume a parallel shift in the indicated spreads across the entire term structure with no change to the ultimate liquidity premium. The sensitivities reflect a floor of zero on credit spreads where the spreads are not currently negative. Variations in realized spread changes based on different terms to maturity, geographies, asset classes and derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above.
(2)Net income, CSM, and OCI sensitivities have been rounded in increments of $25 million. The sensitivities exclude the market impacts on the income from our joint ventures in China and India.
(3)The market risk OCI sensitivities exclude the impact of changes in the defined benefit obligations and plan assets.

(4)The LICAT sensitivities illustrate the impact on SLF Inc. as at March 31, 2025 and December 31, 2024. The sensitivities reflect the worst scenario as of March 31, 2025 and assume that a scenario switch does not occur in the quarter. LICAT ratios are rounded in increments of 0.5%.

30 Sun Life Financial Inc. First Quarter 2025         MANAGEMENT'S DISCUSSION AND ANALYSIS

($ millions, unless otherwise noted)	As at March 31, 2025		As at December 31, 2024
Change in Swap Spreads(1)(2)	20 basis point decrease	20 basis point increase	20 basis point decrease	20 basis point increase
Potential impact on net income (after-tax)	(25)	25	(25)	25

(1)The swap spread sensitivities assume a parallel shift in the indicated spreads across the entire term structure. Variations in realized spread changes based on different terms to maturity, geographies, asset classes and derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above.
(2)Net income, CSM, and OCI sensitivities have been rounded in increments of $25 million. The sensitivities exclude the market impacts on the income from our joint ventures in China and India.

4. Real Estate Sensitivities
The following table sets out the estimated immediate impact on, or sensitivity of, our net income, OCI and CSM to certain instantaneous changes in the value of our real estate investments as at March 31, 2025 and December 31, 2024.

($ millions, unless otherwise noted)	As at March 31, 2025		As at December 31, 2024
Change in Real Estate Values (1)	10% decrease	10% increase	10% decrease	10% increase
Potential impact on net income (after-tax)	(475)	475	(450)	450
Potential impact on CSM (pre-tax)	(100)	100	(100)	100
(1)Net income, CSM, and OCI sensitivities have been rounded in increments of $25 million. The sensitivities exclude the market impacts on the income from our joint ventures in China and India.

LICAT Interest Rate Scenario Switch
The LICAT interest rate risk is assessed under four different interest rate scenarios, and the scenario leading to the highest capital requirement is chosen as the worst scenario for each geographic region as defined by the LICAT guideline. Changes and interaction between the level and term movements in interest rates and credit spreads can shift the interest rate scenario applied in the LICAT calculation causing a discontinuity where capital requirements change materially. In 2020, OSFI updated the LICAT guideline for interest rate risk requirements for participating businesses to be smoothed over six quarters. As a result, the actual impact to the LICAT ratio from participating businesses in any quarter will reflect the scenarios from current quarter as well as the prior five quarters and switching between the scenarios would have the effect of offsetting the previous impacts over time. It should be noted that switching of the scenario can also change the direction of our sensitivities.

For SLF Inc., assuming no further scenario switches, no additional LICAT ratio impact is expected over the next five quarters.

For Sun Life Assurance, assuming no further scenario switches, the remaining impact of one-half percentage point is expected to increase the LICAT ratio for the next quarter.

5. Additional Cautionary Language and Key Assumptions Related to Sensitivities
Our market risk sensitivities are measures of our estimated change in net income, OCI, CSM and LICAT ratio for changes in market risk variables described above, based on market risk variables and business in force as at the reporting date. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets.

We have provided measures of our net income sensitivity to instantaneous changes in equity markets, interest rates, credit spreads, swap spreads, real estate price levels, and capital sensitivities to changes in equity price levels, interest rates and credit spreads. The LICAT ratio and CSM sensitivities are non-IFRS financial measures, and for additional information, see section N - Non-IFRS Financial Measures in this document. The cautionary language which appears in this section is applicable to all net income, CSM, OCI and LICAT ratio sensitivities.

Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The extent to which actual results may differ from the indicative ranges will generally increase with larger movements in risk variables. Our sensitivities as at December 31, 2024 have been included for comparative purposes only.

Sensitivities to interest rates and credit spreads assume a parallel shift in assumed interest rates across the entire yield curve or a parallel shift in the indicated spreads across the entire term structure, with no change to the ultimate risk-free rate or ultimate liquidity premium. Realized sensitivities may be significantly different from those illustrated based on factors such as different terms to maturity, geographies, asset classes and derivative types, and ratings.

The sensitivities reflect the composition of our assets and liabilities as at March 31, 2025 and December 31, 2024, respectively. Changes in these positions due to new sales or maturities, asset purchases/sales, or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedging programs in place as at the respective calculation dates. The actual impact of hedging activity can differ materially from that assumed in the estimated sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), model
     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. First Quarter 2025 31

risk, and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at March 31, 2025 and December 31, 2024, as applicable. Changes in the regulatory environment, assumptions or methods used to measure assets and liabilities after those dates could result in material changes to the estimated sensitivities. Changes in market risk variables in excess of the changes illustrated may result in other than proportionate impacts.

The sensitivities reflect the CSM as at March 31, 2025 and December 31, 2024. For insurance contracts measured using the VFA, where the change in the effect of the time value of money and financial risk not arising from the underlying items adjusts the CSM, changes in the CSM balance will affect the sensitivity of income to changes in market risk variables.

Our LICAT sensitivities may be non-linear and can change due to the interrelationship between market rates and spreads, actuarial assumptions and our LICAT calculations.

For the reasons outlined above, our sensitivities should only be viewed as indicative estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future income, OCI, CSM or capital. Given the nature of these calculations, we cannot provide assurance that actual impacts will be consistent with the estimates provided.

Information related to market risk sensitivities should be read in conjunction with the information contained in section
N - Accounting and Control Matters - 1 - Critical Accounting Policies and Estimates in the 2024 Annual MD&A. Additional information on market risk can be found in Note 6 of the 2024 Annual Consolidated Financial Statements and the Risk Factors section in the 2024 AIF.

J. Additional Financial Disclosure
1. Revenue

	Quarterly results
($ millions)	Q1'25	Q4'24	Q1'24
Insurance revenue
Annuities	619	610	581
Life insurance	1,420	1,485	1,360
Health insurance	3,979	3,784	3,599
Total insurance revenue	6,018	5,879	5,540
Net Investment income (loss)	3,093	(720)	(677)
Fee income	2,240	2,350	2,012
Total revenue	11,351	7,509	6,875

Total revenue increased $4.5 billion compared to the prior year, primarily driven by net investment income from fair value changes of invested assets and higher insurance revenue. Foreign exchange translation led to a $412 million increase in revenue. By business group, total revenue reflected net investment income from fair value changes of invested assets primarily in Canada, the U.S., and Asia, and higher insurance revenue primarily in the U.S. and Canada.

2. Changes in the Statements of Financial Position and in Shareholders' Equity
Total general fund assets were $223.3 billion as at March 31, 2025 (December 31, 2024 - $221.9 billion), primarily driven by general operating activities and net fair value growth from declining interest rates.

The net liabilities balance for insurance contracts issued(1) was $149.8 billion as at March 31, 2025 (December 31, 2024 - $146.9 billion), primarily driven by insurance finance income and expenses and cash flows, partially offset by the change in insurance service result.

Total shareholders' equity, including preferred shares and other equity instruments, is $25.4 billion as at March 31, 2025
(December 31, 2024 - $25.6 billion). The change in total shareholders' equity included:
(i)total shareholders' net income of $948 million, before preferred share dividends of $20 million; and
(ii)net unrealized gains on FVOCI assets of $120 million; offset by
(iii)a decrease of $520 million from the repurchase and cancellation of common shares; and
(iv)common share dividend payments of $480 million.

As at April 25, 2025, SLF Inc. had 565,400,576 common shares, 3,526,506 options to acquire SLF Inc. common shares, and 52,200,000 Class A Shares outstanding.

(1)For more information about the changes in the net insurance contract liabilities, refer to Note 6 of the Interim Consolidated Financial Statements for the period ended March 31, 2025.
32 Sun Life Financial Inc. First Quarter 2025         MANAGEMENT'S DISCUSSION AND ANALYSIS

3. Cash Flows

	Quarterly results
($ millions)	Q1'25	Q4'24	Q1'24
Net cash and cash equivalents, beginning of period	9,954	10,207	11,170
Cash flows provided by (used in):
Operating activities	(382)	612	(2,487)
Investing activities	(80)	(181)	16
Financing activities	(1,642)	(1,019)	(925)
Changes due to fluctuations in exchange rates	19	335	134
Increase (decrease) in cash and cash equivalents	(2,085)	(253)	(3,262)
Net cash and cash equivalents, end of period	7,869	9,954	7,908
Short-term securities, end of period	3,608	3,744	3,215
Net cash, cash equivalents and short-term securities, end of period	11,477	13,698	11,123

Our operating activities generate cash flows which include net premiums, net investment income, fee income, and the sale and maturity of investments. They are the principal source of funds to pay for policyholder claims and benefits, commissions, operating expenses, and the purchase of investments. Cash flows used in investing activities primarily include transactions related to associates, joint ventures and acquisitions. Cash flows provided by and used in financing activities largely reflect capital transactions including payments of dividends, the issuance and repurchase of shares, as well as the issuance and retirement of debt instruments and preferred shares.

Q1'25 cash flows used in financing activities were higher year-over-year from higher repayments of borrowings from credit facilities and the impact from common shares purchased for cancellation.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. First Quarter 2025 33

4. Quarterly Financial Results
The following table provides a summary of our results for the eight most recently completed quarters. A more complete discussion of our historical quarterly results can be found in our Interim and Annual MD&A for the relevant periods.

	Quarterly results
($ millions, unless otherwise noted)	Q1'25	Q4'24	Q3'24	Q2'24	Q1'24	Q4'23	Q3'23	Q2'23
Total revenue	11,351	7,509	15,333	8,916	6,875	18,684	2,439	7,668
Common shareholders' net income (loss)
Underlying net income(1)	1,045	965	1,016	1,000	875	983	930	920
Add: Market-related impacts	(22)	(179)	29	(153)	(70)	(193)	23	(220)
ACMA	(4)	11	36	16	(7)	(1)	35	7
Other adjustments	(91)	(560)	267	(217)	20	(40)	(117)	(47)
Reported net income - Common shareholder	928	237	1,348	646	818	749	871	660
Diluted EPS ($)
Underlying(1)	1.82	1.68	1.76	1.72	1.50	1.68	1.59	1.57
Reported	1.62	0.41	2.33	1.11	1.40	1.28	1.48	1.12
Basic reported EPS ($)
Reported	1.62	0.41	2.33	1.11	1.40	1.28	1.49	1.12
Underlying net income (loss) by segment(1)
Asset Management	351	360	344	307	282	331	330	296
Canada	376	366	375	402	310	350	338	372
U.S.	218	161	219	204	189	253	185	215
Asia	197	175	170	179	177	143	166	150
Corporate	(97)	(97)	(92)	(92)	(83)	(94)	(89)	(113)
Total underlying net income (loss)(1)	1,045	965	1,016	1,000	875	983	930	920
Add: Market-related impacts (pre-tax)	(28)	(221)	(12)	(169)	(26)	(436)	107	(298)
ACMA (pre-tax)	(5)	13	63	18	(8)	6	41	11
Other adjustments (pre-tax)	(113)	(378)	246	(254)	41	(118)	(156)	(89)
Tax expense (benefit) on above items	29	(142)	35	51	(64)	314	(51)	116
Reported net income (loss) by segment - Common shareholders
Asset Management	326	326	644	274	284	297	268	248
Canada	351	253	382	292	290	348	365	210
U.S.	186	(7)	339	127	97	101	132	175
Asia	166	11	32	151	235	44	211	122
Corporate	(101)	(346)	(49)	(198)	(88)	(41)	(105)	(95)
Total reported net income (loss) - Common shareholders	928	237	1,348	646	818	749	871	660

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in this document.

Fourth Quarter 2024
Underlying net income of $965 million decreased $18 million or 2%, driven by:
•Asset management & wealth up $47 million: Higher fee income in Asset Management, Canada, and Asia, partially offset by lower net investment results in Canada.
•Group - Health & Protection down $99 million: Unfavourable morbidity experience in U.S. medical stop-loss and less favourable morbidity experience in Canada, partially offset by business growth in Canada.
•Individual - Protection up $55 million: Improved protection experience in Asia and Canada and higher contributions from joint ventures in Asia.
•Corporate expenses & other $(21) million increase in net loss primarily reflecting higher expenses largely from continued investments in our Asia businesses and incentive compensation in Asia.

Reported net income of $237 million decreased $512 million or 68%, driven by lower tax-exempt investment income of $234 million in Corporate, an impairment charge of $186 million on an intangible asset related to bancassurance in Vietnam reflecting updates resulting from changes in regulatory and macro-economic factors, and a non-recurring provision in U.S. Dental, partially offset by market-related impacts primarily reflecting improved real estate experience.

34 Sun Life Financial Inc. First Quarter 2025         MANAGEMENT'S DISCUSSION AND ANALYSIS

Third Quarter 2024
Underlying net income of $1,016 million increased $86 million or 9%, driven by:
•Asset management & wealth up $17 million: Higher fee income in Asset Management, Asia, and Canada, partially offset by unfavourable credit experience in Canada.
•Group - Health & Protection up $60 million: Strong business growth in U.S. Group Benefits and Canada, higher fee-based income in Canada, and improved group life mortality experience in the U.S., partially offset by lower U.S. Dental results.
•Individual - Protection up $9 million: Business growth in Asia and Canada partially offset by unfavourable mortality experience in Asia.
•Corporate expenses & other were in line with prior year.

Reported net income of $1,348 million increased $477 million or 55%, driven by a decrease in SLC Management's estimated acquisition-related liabilities and the increase in underlying net income. Favourable equity market impacts and improved real estate experience were offset by interest rate impacts.

Second Quarter 2024
Underlying net income of $1,000 million increased $80 million or 9%, driven by:
•Asset management & wealth up $36 million: Higher fee income in Asset Management, Canada, and Asia, partially offset by higher expenses in Asset Management.
•Group - Health & Protection down $55 million: Lower results in U.S. Dental primarily reflecting the impact of Medicaid redeterminations and related claims following the end of the Public Health Emergency, less favourable morbidity experience in Canada, and unfavourable morbidity experience in U.S. medical stop-loss, partially offset by strong business growth in U.S. Group Benefits and Canada.
•Individual - Protection up $82 million: Business growth in Asia and Canada, and favourable mortality experience in Canada and the U.S.
•Corporate expenses & other $17 million decrease in net loss driven by lower operating expenses and financing costs.

Reported net income of $646 million decreased $14 million or 2%. Financial discipline remains core to our Client Impact Strategy and business. In Q2'24, we recorded a restructuring charge of $138 million (post-tax $108 million) reflecting actions taken to improve productivity and drive earnings growth at the higher-end of our Medium-Term Financial Objectives. We expect these actions to result in annual savings of approximately $200 million (pre-tax) by 2026. The restructuring charge is offset by the increase in underlying net income; and market-related impacts primarily reflecting interest rates and real estate investments.

First Quarter 2024
Underlying net income of $875 million decreased $20 million from prior year, driven by:
•Asset management & wealth down $3 million: Higher fee income offset by higher expenses in Asset Management, as well as lower net seed investment income in SLC Management.
•Group - Health & Protection down $23 million: Less favourable morbidity experience in U.S. medical stop-loss and lower results in U.S. Dental primarily reflecting the impact of Medicaid redeterminations following the end of the Public Health Emergency, partially offset by strong revenue growth in U.S. Group Benefits, and business growth and improved disability experience in Canada.
•Individual - Protection down $13 million: Lower earnings due to the sale of Sun Life UK partially offset by business growth in Asia.
•Corporate expenses & other $19 million decrease in net loss driven by lower financing costs.

Reported net income of $818 million increased $12 million from prior year, driven by the gains on partial sale of ABSLAMC and the early termination of a distribution agreement in Asset Management, largely offset by the prior year gain on sale of the sponsored markets business in Canada, fair value changes in MFS shares owned by management, and the decrease in underlying net income. Unfavourable real estate experience was mostly offset by favourable interest rate impacts.

Fourth Quarter 2023
Underlying net income of $983 million increased $91 million or 10% from prior year, driven by:
•Asset management & wealth up $27 million: Higher Asset Management fee-related earnings and higher investment income driven by volume growth and an increase in yields.
•Group - Health & Protection up $44 million: Business premium growth in the U.S. and Canada, improved disability experience in Canada, and higher investment contributions in the U.S., partially offset by lower results in U.S. Dental.
•Individual - Protection up $53 million: Business growth reflecting good sales momentum in Asia, and higher investment contributions in Canada, partially offset by lower earnings due to the sale of Sun Life UK.
•Corporate expenses & other $(33) million increase in net loss driven by higher operating expenses reflecting business growth and continued investments in the business, partially offset by a lower effective tax rate.
•Higher earnings on surplus primarily driven by higher net interest income and lower realized losses.

Reported net income of $749 million decreased $416 million or 36%, driven by unfavourable market-related impacts primarily reflecting interest rates and real estate experience, the prior year impact of the Canada Tax Rate Change, and fair value changes in MFS shares owned by management; partially offset by the increase in underlying net income, the impact of the Bermuda Corporate Income Tax Change; and lower DentaQuest integration costs.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. First Quarter 2025 35

Third Quarter 2023
Underlying net income of $930 million decreased $19 million or 2%, driven by:
•Asset management & wealth up $38 million: Higher investment income driven by volume growth and an increase in yields, and higher Asset Management fee-related earnings.
•Group - Health & Protection up $4 million: Strong revenue growth across all U.S. businesses and better disability experience in Canada, largely offset by health and protection experience in the U.S., and lower fee-related earnings in Canada.
•Individual - Protection down $8 million: Lower earnings due to the sale of Sun Life UK, and lower net investment results in the U.S., partially offset by business growth reflecting good sales momentum during the past year in Asia.
•Corporate expenses & other $(53) million increase in net loss includes higher debt financing costs.
•Higher expenses across business types were driven by volume growth, continued investments in the business, and higher incentive compensation.

Reported net income of $871 million increased $760 million, driven by favourable market-related impacts primarily reflecting interest rates partially offset by real estate experience, a $170 million charge related to the sale of Sun Life UK and a higher increase in SLC Management's acquisition-related liabilities in the prior year, and ACMA impacts; partially offset by fair value changes in MFS shares owned by management.

Second Quarter 2023
Underlying net income of $920 million increased $112 million or 14%, driven by:
•Asset management & wealth down $1 million: Higher investment income driven by volume growth and an increase in yields was largely offset by lower fee-based earnings in MFS, reflecting equity market declines over the past year, as well as higher expenses in Canada.
•Group - Health & Protection up $122 million: Strong performance driven by good premium growth and better disability experience in Canada and the U.S., as well as a full quarter of DentaQuest contributions.
•Individual - Protection up $50 million: Higher premiums reflecting good sales momentum during the past year in Asia, and improved insurance experience in Canada and the U.S.
•Corporate expenses & other $(59) million increased net loss driven by higher operating expenses including incentive compensation and an increase in debt financing costs.
•Higher earnings on surplus reflecting an increase in realized gains and net interest income from higher rates.

Reported net income of $660 million decreased $270 million or 29%, driven by market-related impacts primarily reflecting interest rates and real estate investments, the prior year gain on the sale-leaseback of the Wellesley office in the U.S., and fair value changes in MFS shares owned by management; partially offset by the increase in underlying net income.

K. Legal and Regulatory Proceedings
Information concerning legal and regulatory matters is provided in our Annual Consolidated Financial Statements, our annual MD&A and the AIF, in each case for the year ended December 31, 2024, and in our Interim Consolidated Financial Statements for the period ended March 31, 2025.

L. Changes in Accounting Policies
We have not adopted any new or amended IFRS standards in Q1'25. For additional information on other changes in accounting policy, refer to Note 2 in our Interim Consolidated Financial Statements for the period ended March 31, 2025.

M. Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of its financial statements in accordance with IFRS.
There were no changes to the Company's internal control over financial reporting during the period, which began on January 1, 2025 and ended on March 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

36 Sun Life Financial Inc. First Quarter 2025         MANAGEMENT'S DISCUSSION AND ANALYSIS

N. Non-IFRS Financial Measures
1. Common Shareholders' View of Reported Net Income
The following table provides the reconciliation of the Drivers of Earnings ("DOE") analysis to the Statement of Operations total net income. The DOE analysis provides additional detail on the sources of earnings, primarily for protection and health businesses, and explains the actual results compared to the longer term expectations. The underlying DOE and reported DOE are both presented on a common shareholders' basis by removing the allocations to participating policyholders.

($ millions)	Q1'25
Statement of Operations	Underlying DOE(1)	Non-underlying adjustments(1)	Common Shareholders' Reported DOE(2)(3)	Adjustment for:		Reported (per IFRS)
				Par(2)	Net(3)
Net insurance service result	837	—	837	72	1	910
Net investment result	422	(22)	400	9	75	484
ACMA(3)		(5)	(5)	—	5
Fee income:
Asset Management	483	(38)	445		(445)
Other fee income	80	—	80	(5)	2,165	2,240
Fee income						2,240
Other expenses	(494)	(88)	(582)	—	(1,803)	(2,385)
Income before taxes	1,328	(153)	1,175	76	(2)	1,249
Income tax (expense) benefit	(248)	29	(219)	(23)	—	(242)
Total net income	1,080	(124)	956	53	(2)	1,007
Allocated to Participating and NCI(4)	(15)	7	(8)	(53)	2	(59)
Dividends and Distributions(5)	(20)	—	(20)	—	—	(20)
Underlying net income(1)	1,045
Reported net income - Common shareholders		(117)	928	—	—	928

($ millions)	Q4'24
Statement of Operations	Underlying DOE(1)	Non-underlying adjustments(1)	Common Shareholders' Reported DOE(2)(3)	Adjustment for:		Reported (per IFRS)
				Par(2)	Net(3)
Net insurance service result	735	—	735	75	14	824
Net investment result	402	(205)	197	(166)	140	171
ACMA(3)		13	13	—	(13)
Fee income:
Asset Management	505	(59)	446		(446)
Other fee income	91	—	91	(6)	2,265	2,350
Fee income						2,350
Other expenses	(513)	(342)	(855)	—	(1,901)	(2,756)
Income before taxes	1,220	(593)	627	(97)	59	589
Income tax (expense) benefit	(212)	(142)	(354)	(18)	—	(372)
Total net income	1,008	(735)	273	(115)	59	217
Allocated to Participating and NCI(4)	(23)	7	(16)	115	(59)	40
Dividends and Distributions(5)	(20)	—	(20)	—	—	(20)
Underlying net income(1)	965
Reported net income - Common shareholders		(728)	237	—	—	237

(1)For a breakdown of non-underlying adjustments made to arrive at underlying net income as well as the underlying DOE analysis, see the heading "Underlying Net Income and Underlying EPS" below.
(2)Removes the components attributable to the participating policyholders.
(3)Certain amounts within the Drivers of Earnings are presented on a net basis to reflect how the business is managed, compared to a gross basis in the Consolidated Financial Statements. For more details, refer to "Drivers of Earnings" in section 3 - Additional Non-IFRS Financial Measures below. Further, in this document, the reported net income impact of ACMA excludes amounts attributable to participating policyholders and includes non-liability impacts. In contrast, the Interim Consolidated Financial Statements for the period ended March 31, 2025 (Note 10.B.v of the 2024 Annual Consolidated Financial Statements) shows the pre-tax net income impacts of method and assumption changes, and CSM Impacts include amounts attributable to participating policyholders.
(4)Allocated to equity in the participating account and attributable to non-controlling interests.
(5)Dividends on preferred shares and distributions on other equity instruments.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. First Quarter 2025 37

($ millions)	Q1'24
Statement of Operations	Underlying DOE(1)	Non-underlying adjustments(1)	Common Shareholders' Reported DOE(2)(3)	Adjustment for:		Reported (per IFRS)
				Par(2)	Net(3)
Net insurance service result	712	—	712	51	(2)	761
Net investment result	419	69	488	30	91	609
ACMA(3)		(8)	(8)	—	8
Fee income:
Asset Management	383	60	443		(443)
Other fee income	48	—	48	(4)	1,968	2,012
Fee income						2,012
Other expenses	(479)	(82)	(561)	—	(1,624)	(2,185)
Income before taxes	1,083	39	1,122	77	(2)	1,197
Income tax (expense) benefit	(175)	(64)	(239)	(22)	—	(261)
Total net income	908	(25)	883	55	(2)	936
Allocated to Participating and NCI(4)	(13)	(32)	(45)	(55)	2	(98)
Dividends and Distributions(5)	(20)	—	(20)	—	—	(20)
Underlying net income(1)	875
Reported net income - Common shareholders		(57)	818	—	—	818
Refer to the footnotes on the previous page.

2. Underlying Net Income and Underlying EPS
Underlying net income is a non-IFRS financial measure that assists in understanding Sun Life's business performance by making certain adjustments to IFRS income. Underlying net income, along with common shareholders’ net income (Reported net income), is used as a basis for management planning, and is also a key measure in our employee incentive compensation programs. This measure reflects management's view of the underlying business performance of the company and long-term earnings potential. For example, due to the longer term nature of our individual protection businesses, market movements related to interest rates, equity markets and investment properties can have a significant impact on reported net income in the reporting period. However, these impacts are not necessarily realized, and may never be realized, if markets move in the opposite direction in subsequent periods or in the case of interest rates, the fixed income investment is held to maturity.

Underlying net income removes the impact of the following items from reported net income:
•Market-related impacts reflecting the after-tax difference in actual versus expected market movements, including:
i)Net interest impact from risk-free rate, credit spread, swap spread movements, and other impacts, reflecting accounting mismatches between assets and liabilities:
a.Differences arising from fair value changes(1) of fixed income assets (including derivatives) measured at FVTPL supporting insurance contracts, compared to fair value changes of the liabilities(2);
b.Fair value changes of fixed income assets (including derivatives) measured at FVTPL supporting our investment contract liability and surplus portfolios(3); and
c.Tax-exempt investment(4) income above or below expected long-term tax savings relating to our Canadian multi-national insurance operations.
ii)Non-fixed income investments where the weighted average expected return is approximately 2% per quarter, including:
a.Equity investments (including derivatives) supporting insurance contracts and surplus portfolios; and
b.Investment properties supporting insurance contracts and surplus portfolios.
•ACMA – captures the impact of method and assumption changes, and management actions on insurance and reinsurance contracts.
•Other adjustments:
i)MFS shares owned by management – this adjustment removes the change in fair value and other activity related to MFS common shares owned by management.
ii)Acquisition, integration, and restructuring – expense and income related to acquisition or disposal of a business. Also includes expenses related to restructuring activities.
iii)Intangible asset amortization – removes the amortization expense associated with finite life intangible assets arising from acquisitions or business combinations excluding amortization of software and distribution agreements.
iv)Other – represents items that are unusual or exceptional in nature which management believes are not representative of the long-term performance of the Company.

Underlying EPS (diluted). This measure is used in comparing the profitability across multiple periods and is calculated by dividing underlying net income by weighted average common shares outstanding for diluted EPS, excluding the dilutive impact of convertible instruments. For additional information about the underlying net income, see above. For additional information about the composition of the EPS, please refer to Note 12 of our Interim Consolidated Financial Statements for the period ended March 31, 2025. For additional information about the SLEECS, please refer to Note 12 of our 2024 Annual Consolidated Financial Statements.

(1)For fixed income assets, Underlying Net Income includes credit experience from rating changes on assets measured at FVTPL, and the ECL impact for assets measured at FVOCI.
(2)Underlying net income is based on observable discount curves and exchange rates at the beginning of the period.
(3)Underlying net income for earnings on surplus includes realized gains (losses) on fixed income assets classified as FVOCI.
(4)Q4'24 balances are isolated in Other within Other adjustments.
38 Sun Life Financial Inc. First Quarter 2025         MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table sets out the post-tax amounts that were excluded from our underlying net income (loss) and underlying EPS and provides a reconciliation to our reported net income and EPS based on IFRS.

Reconciliations of Select Net Income Measures

	Quarterly results
($ millions, after-tax)	Q1'25	Q4'24	Q1'24
Underlying net income	1,045	965	875
Market-related impacts
Equity market impacts	(48)	(15)	12
Interest rate impacts(1)	57	(86)	40
Impacts of changes in the fair value of investment properties (real estate experience)	(31)	(78)	(122)
Add: Market-related impacts	(22)	(179)	(70)
Add: Assumption changes and management actions	(4)	11	(7)
Other adjustments
MFS shares owned by management	5	—	(12)
Acquisition, integration and restructuring(2)(3)(4)	(54)	(30)	22
Intangible asset amortization(5)	(39)	(223)	(36)
Other(6)(7)(8)	(3)	(307)	46
Add: Total of other adjustments	(91)	(560)	20
Reported net income - Common shareholders	928	237	818
Underlying EPS (diluted) ($)	1.82	1.68	1.50
Add: Market-related impacts ($)	(0.04)	(0.31)	(0.13)
Assumption changes and management actions ($)	(0.01)	0.02	(0.01)
MFS shares owned by management ($)	0.01	—	(0.02)
Acquisition, integration and restructuring ($)	(0.09)	(0.05)	0.04
Intangible asset amortization ($)	(0.07)	(0.39)	(0.06)
Other ($)	(0.01)	(0.54)	0.08
Impact of convertible securities on diluted EPS ($)	0.01	—	—
Reported EPS (diluted) ($)	1.62	0.41	1.40

(1)Our results are sensitive to long term interest rates given the nature of our business and to non-parallel yield curve movements (for example flattening, inversion, steepening, etc.).
(2)Amounts relate to acquisition costs for our SLC Management affiliates, BentallGreenOak, InfraRed Capital Partners, Crescent Capital Group LP and Advisors Asset Management, Inc, which include the unwinding of the discount for Other financial liabilities of $14 million in Q1'25 (Q4'24 - $13 million, Q1'24 - $22 million).
(3)Includes acquisition, integration and restructuring costs associated with DentaQuest, acquired on June 1, 2022.
(4)To meet regulatory obligations, in Q1'24, we sold 6.3% of our ownership interest in ABSLAMC, generating a gain of $84 million. As a result of the transaction, our ownership interest in ABSLAMC was reduced from 36.5% to 30.2% for gross proceeds of $136 million. Subsequently in Q2'24, we sold an additional 0.2% of our ownership interest.
(5)Includes an impairment charge of $186 million on an intangible asset related to bancassurance in Vietnam reflecting updates resulting from changes in regulatory and macro-economic factors in Q4'24.
(6)Includes the early termination of a distribution agreement in Asset Management in Q1'24.
(7)Includes a non-recurring provision in U.S. Dental in Q4'24.
(8)Includes an adjustment for lower tax exempt investment income of $234 million in the Corporate business group in Q4'24.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. First Quarter 2025 39

The following table shows the pre-tax amount of underlying net income adjustments:

	Quarterly results
($ millions)	Q1'25	Q4'24	Q1'24
Underlying net income (after-tax)	1,045	965	875
Underlying net income adjustments (pre-tax):
Add: Market-related impacts	(28)	(221)	(26)
Assumption changes and management actions(1)	(5)	13	(8)
Other adjustments	(113)	(378)	41
Total underlying net income adjustments (pre-tax)	(146)	(586)	7
Add: Taxes related to underlying net income adjustments	29	(142)	(64)
Reported net income - Common shareholders (after-tax)	928	237	818

(1)In this document, the reported net income impact of ACMA excludes amounts attributable to participating policyholders and includes non-liability impacts. In contrast, the Interim Consolidated Financial Statements for the period ended March 31, 2025 (Note 10.B.v of the 2024 Annual Consolidated Financial Statements) shows the pre-tax net income impacts of method and assumption changes, and CSM Impacts include amounts attributable to participating policyholders.

Taxes related to underlying net income adjustments may vary from the expected effective tax rate range reflecting the mix of business based on the Company's international operations and other tax-related adjustments.

3. Additional Non-IFRS Financial Measures
Management also uses the following non-IFRS financial measures:
After-tax profit margin for U.S. Group Benefits. This ratio expresses U.S. Group Benefits underlying net income as a percentage of net premiums. It assists in explaining our results from period to period and measures profitability. This ratio is calculated by dividing underlying net income (loss) by net premiums for the trailing four quarters. There is no directly comparable IFRS measure.

Assets under administration (in SLC Management). AUA represents Client assets for which Sun Life provides administrative services. In Asset Management, AUA includes assets distributed mostly by SLC Management's affiliate, Advisors Asset Management, Inc. There is no directly comparable IFRS measure.

Assets under management. AUM is a non-IFRS financial measure that indicates the size of our Company's assets across asset management, wealth, and insurance. There is no standardized financial measure under IFRS. In addition to the most directly comparable IFRS measures, which are the balance of General funds and Segregated funds on our Statements of Financial Position, AUM also includes Third-party AUM and Consolidation adjustments. "Consolidation adjustments" is presented separately as consolidation adjustments apply to all components of total AUM.

AUM not yet earning fees. This measure represents the committed uninvested capital portion of total AUM not currently earning management fees. The amount depends on the specific terms and conditions of each fund. There is no directly comparable IFRS measure.

Capital raising. This measure consists of increases in SLC Management's commitments from fund raising activities for all real estate, infrastructure and alternative credit Clients excluding leverage. Investment-grade fixed income capital raising consists of sales made to new Clients. There is no directly comparable IFRS measure.

Cash and other liquid assets. This measure is comprised of cash, cash equivalents, short-term investments, and publicly traded securities, net of loans related to acquisitions and short-term loans that are held at SLF Inc. (the ultimate parent company), and its wholly owned holding companies. This measure is a key consideration of available funds for capital re-deployment to support business growth.

($ millions)	As at March 31, 2025	As at December 31, 2024
Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies):
Cash, cash equivalents & short-term securities	617	479
Debt securities(1)	722	780
Equity securities(2)	—	112
Sub-total	1,339	1,371
Less: Loans related to acquisitions and short-term loans(3) (held at SLF Inc. and its wholly owned holding companies)	—	(17)
Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies)	1,339	1,354

(1)Includes publicly traded bonds.
(2)Includes ETF Investments.
(3)Includes drawdowns from credit facilities to manage timing of cash flows.

Constant currency. We remove the impacts of foreign exchange translation from certain IFRS and non-IFRS measures to assist in comparing our results from period to period. The impacts of foreign exchange translation is approximated by using the foreign exchange rates in effect during the comparative period, using the average or period end foreign exchange rates, as appropriate.

40 Sun Life Financial Inc. First Quarter 2025         MANAGEMENT'S DISCUSSION AND ANALYSIS

CSM Movement Analysis includes certain non-IFRS financial measures, detailed below, and also presents certain measures on a net basis to reflect how the business is managed, compared to a gross basis in the Consolidated Financial Statements. Examples include i) The impacts of insurance contracts issued is presented net of reinsurance; ii) Impact of new business is presented net of acquisition expense gain/loss; and iii) Certain methodology changes are presented as an impact of change in assumptions, whereas the Consolidated Financial Statement presentation is a contract modification.
•Organic CSM Movement is comprised of the Impact of new insurance business, Expected movements from asset returns & locked-in rates, Insurance experience gains/losses, and CSM recognized for services provided.
•Impact of new insurance business on CSM, also referred to as "new business CSM", represents growth from sales activity in the period, including individual protection sales (excluding joint ventures), and defined benefit solutions and segregated fund wealth sales in Canada. New business CSM is presented net of acquisition expense gain/loss.
•Expected movements from asset returns & locked-in rates applies to variable fee approach ("VFA") and general measurement approach ("GMA") contracts. For VFA contracts, this component of the CSM movement analysis is comprised of two factors: (i) the expected return on underlying assets and (ii) the measurement of financial guarantees. The difference between actual and expected results are reported as the impact of markets. For GMA contracts, this component of the CSM includes the accretion of the CSM balance at locked-in rates, which refer to the term structure associated with locked-in discount rates, set when the insurance contract was sold or on transition to IFRS 17. Average locked-in rates increase with the passage of time on in-force business and new business added at current rates.
•Impact of markets & other includes the difference between actual and expected movement for VFA contracts for: (i) the return on underlying assets and (ii) the measurement of financial guarantees. Also includes other amounts excluded from Organic CSM Movement.
•Insurance experience gains/losses represents the current period impacts of insurance experience, resulting in a change in future cash flows that adjust CSM.
•Impact of change in assumptions represents the future period impacts of changes in fulfilment cash flows that adjust CSM.
•CSM market sensitivities. CSM market sensitivities are non-IFRS financial measures for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.

Deployment. This measure represents the amount of capital that has been invested in the period, including leverage where applicable. Deployment also includes capital committed in infrastructure deals to be invested in specific assets. There is no directly comparable IFRS measure.

Drivers of Earnings. The Drivers of Earnings ("DOE") analysis provides additional detail on the sources of earnings, primarily for protection and health businesses, and explains the actual results compared to the longer term expectations. The DOE is presented on a reported and underlying common shareholders' basis. Within the net insurance service result, the underlying DOE provides detail on expected insurance earnings, impact of new insurance business and experience gains (losses). Within the net investment result, the underlying DOE provides detail on expected investment earnings, credit experience, earnings on surplus, and joint ventures & other. For more information, refer to the headings "Underlying net income and Underlying EPS", "Earnings on surplus", "Notable items attributable to reported and underlying net income", in this document.

Certain amounts in the DOE are presented on a net basis to reflect how the business is managed, compared to a gross basis in the Consolidated Financial Statements. Examples include: i) Net investment result and Other expenses of the Asset Management operating segment are combined with Fee Income to report the net contribution to earnings; ii) Income for fee-based businesses is reported net of the associated expenses; iii) Carried interest in SLC Management within Fee Income excludes the carried interest that Sun Life does not participate in economically, and nets the non-controlling interest portion of the carried interest against fee income and expenses of consolidated funds; iv) Net investment results include assets returns net of the crediting rate for investment contract liabilities and the unwinding of and changes in the discount rate for insurance contract liabilities; v) Earnings on surplus reflects net spread earned from investment strategies; and vi) Earnings attributable to the participating account are excluded.

Earnings on Surplus. This component of the Drivers of Earnings represents the net income earned on a company’s surplus funds. Earnings on Surplus is comprised of realized gains on fair value through other comprehensive income assets, as well as net investment returns on surplus, such as investment income, gains (losses) on seed investments and investment properties mark-to-market, and also includes impacts from derivatives, currency and other items.

Experience-related items attributable to reported net income and underlying net income. These notable items attributable to reported net income and underlying net income are components of the Drivers of Earnings represents gains and losses that are due to differences between the actual results during the reporting period and management’s estimate of the expected longer-term returns on assets and liabilities (i.e. expected insurance earnings and expected investment earnings) at the start of the reporting period.

Fee earning AUM. FE AUM consists of assets managed by SLC Management, which are beneficially owned by Clients, on which we earn management fees for providing investment management, property management or advisory-related services. There is no directly comparable IFRS measure.

Fee-related earnings and Operating income. Fee-related earnings represent profitability of SLC Management's fee-related portfolios, and is calculated as Fee-related revenue less Fee-related expenses. Operating income represents profit realized from our business operations, and is calculated as the sum of Fee-related earnings, Investment income (loss) and performance fees, and Interest and other. Fee-related revenue represents all fee income, with the exception of performance fees, generated from third-party investors. Fee-related expenses represent all expenses directly related to generating fee revenue from third-party investors. Investment income (loss) and performance fees represent total income or loss from our seed investments, net of the related expenses. Interest and other represents performance fee compensation, our net interest income or expense and income from managing the General Account assets.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. First Quarter 2025 41

Fee-related earnings and Operating income are non-IFRS financial measures within SLC Management's Supplemental Income Statement, which enhances the comparability of SLC Management's results with publicly traded alternative asset managers. For more details, see our Supplementary Financial Information package for the quarter.

The following table provides a reconciliation from Fee-related earnings and Operating income to SLC Management's Fee income and Total expenses based on IFRS.

SLC Management	Quarterly results
($ millions)	Q1'25	Q4'24	Q1'24
Fee income (per IFRS)	473	572	561
Less: Non-fee-related revenue adjustments(1)(2)	110	242	258
Fee-related revenue	363	330	303
Total expenses (per IFRS)	452	509	471
Less: Non-fee-related expense adjustments(2)(3)	188	258	237
Fee-related expenses	264	251	234
Fee-related earnings	99	79	69
Add: Investment income (loss) and performance fees(4)	52	60	5
Add: Interest and other(5)	(19)	(36)	(28)
Operating income	132	103	46

(1)Includes Interest and other - fee income, Investment income (loss) and performance fees - fee income, and Other - fee income.
(2)Excludes the income and related expenses for certain property management agreements to provide more accurate metrics on our fee-related business.
(3)Includes Interest and other, Placement fees - other, Amortization of intangibles, Acquisition, integration and restructuring, and Other - expenses.
(4)Investment income (loss) and performance fee in SLC Management's Supplemental Income Statement relates to the underlying results of our seed investments. As such, we have excluded non-underlying market-related impacts as well as the gains or losses of certain non-seed hedges that are reported under Net investment income (loss) under IFRS. The reconciliation is as follows (amounts have been adjusted for rounding):

	Quarterly results
($ millions)	Q1'25	Q4'24	Q1'24
Net investment income (loss) (per IFRS)	59	37	22
Less: Market-related impacts and Other - Investment income (loss)	7	(2)	18
Add: Investment income (loss) and performance fees - fee income	—	21	1
Investment income (loss) and performance fees	52	60	5
(5)Includes Interest and other reported under Fee income under IFRS, net of Interest and other reported under Total expenses under IFRS.

Financial leverage ratio. This ratio is an indicator of the Company's balance sheet strength measured by its proportion of capital qualifying debt in accordance with OSFI guidelines. This is calculated as the ratio of total debt plus preferred shares to total capital including the contractual service margin net of taxes, where debt consists of all capital-qualifying debt securities. Capital-qualifying debt securities consist of subordinated debt and innovative capital instruments. The CSM is included net of taxes because debts are repaid and serviced from available after-tax funds.

Impacts of foreign exchange translation. To assist in comparing our results from period-to-period, the favourable or unfavourable impacts of foreign exchange translation are approximated using the foreign exchange rates, in effect during the comparative period, for several IFRS and Non-IFRS financial measures using the average or period end foreign exchange rates, as appropriate. Items impacting a reporting period, such as Revenue, Expenses, and Reported net income (loss) in our Consolidated Statements of Operations, as well as underlying net income (loss), and sales, are translated into Canadian dollars using average exchange rates for the appropriate daily, monthly, or quarterly period. For Assets and Liabilities in our Consolidated Statements of Financial Position, as well as the AUM and certain components of the Drivers of Earnings disclosure, period-end rates are used for currency translation purposes.

LICAT market sensitivities. LICAT market sensitivities are non-IFRS financial measures for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.

Organic capital generation. This supplementary financial measure provides a view of the Company’s ability to generate excess capital under the normal course of business, excluding non-recurring items; where excess capital is defined as LICAT Available Capital and Surplus Allowance above LICAT Base Solvency Buffer at target ratio, as defined and calculated under OSFI-mandated guideline. This amount is determined as follows: underlying net income and organic CSM movement net of shareholder dividends and change in base solvency buffer for new business and aging of in-force. This amount excludes non-recurring impacts to available capital or base solvency buffer from markets, assumption changes, management actions, and other non-underlying items.

Pre-tax fee related earnings margin. This ratio is a measure of SLC Management's profitability in relation to funds that earn recurring fee revenues, while excluding investment income and performance fees. The ratio is calculated by dividing fee-related earnings by fee-related revenues and is based on the last twelve months. There is no directly comparable IFRS measure.

Pre-tax net operating margin. This ratio is a measure of the profitability and there is no directly comparable IFRS measure. For MFS, this ratio is calculated by excluding MFS shares owned by management and certain commission expenses that are offsetting. These commission expenses are excluded in order to neutralize the impact these items have on the pre-tax net operating margin and have no impact on the profitability of MFS. For SLC Management, the ratio is calculated by dividing the total operating income by fee-related revenue plus investment Income (loss) and performance fees, and is based on the last twelve months.

42 Sun Life Financial Inc. First Quarter 2025         MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table provides a reconciliation to calculate MFS' pre-tax net operating margin:

MFS	Quarterly results
(US$ millions)	Q1'25	Q4'24	Q1'24
Revenue
Fee income (per IFRS)	818	855	826
Less: Commissions	95	100	99
Less: Other(1)	(15)	(14)	(13)
Adjusted revenue	738	769	740
Expenses
Expenses (per IFRS)	581	583	613
Net investment (income)/loss (per IFRS)	(16)	(19)	(30)
Less: MFS shares owned by management (net of NCI)(2)	4	10	18
Compensation-related equity plan adjustments	6	10	12
Commissions	95	100	99
Other(1)	(17)	(13)	(11)
Adjusted expenses	477	457	465
Pre-tax net operating margin	35.4%	40.5%	37.2%

(1)Other includes accounting basis differences, such as sub-advisory expenses and product allowances.
(2)Excluding non-controlling interest. For more information on MFS shares owned by management, see the heading Underlying Net Income and Underlying EPS.

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine reported ROE and underlying ROE, respectively, reported net income (loss) and underlying net income (loss) is divided by the total weighted average common shareholders’ equity for the period. The ROE provides an indication of the overall profitability of the Company. The quarterly ROE is annualized.

Sales and flows. Asset Management gross flows includes funds from retail and institutional Clients; SLC Management gross flows include capital raising, such as uncalled capital commitments and fund leverage. Asset Management net flows consist of gross flows less gross outflows; SLC Management's net flows do not include Client distributions from the sale of underlying assets in closed-end funds. In Canada and in Asia, net sales consist of asset management gross flows & wealth sales less redemptions. In Canada, asset management gross flows & wealth sales consist of sales in Group Retirement Services (excluding retained sales) and Individual Wealth; group - health & protection sales consist of workplace benefits sold by Sun Life Health; and individual - protection sales refer to individual insurance sales. In the U.S., group - health & protection sales consist of sales by Group Benefits and Dental. In Asia, asset management gross flows & wealth sales consist of Hong Kong asset management gross flows & wealth sales, Philippines mutual fund sales, asset management gross flows & wealth sales by our India and China joint ventures and associates, and Aditya Birla Sun Life AMC Limited's equity and fixed income mutual fund sales based on our proportionate equity interest, including sales as reported by our bank distribution partners; individual - protection sales consist of the individual insurance sales, by our subsidiaries and joint ventures and associates, based on our proportionate equity interest, in the Philippines, Indonesia, India, China, Malaysia, Vietnam, International, Hong Kong and Singapore. Asia also has group - health & protection sales in the Philippines, Hong Kong and our joint ventures. To provide greater comparability across reporting periods, we exclude the impacts of foreign exchange translation from sales and gross flows. There is no directly comparable IFRS measure.
Third-party AUM. Third-party AUM is composed of retail, institutional, and other third party assets, which includes general fund and segregated fund assets managed by our joint ventures. In Asset Management, third-party AUM includes Client assets for retail and institutional Clients, as well as capital raising, such as uncalled commitments and fund leverage in SLC Management. In Canada, third-party AUM includes Client assets in retail mutual fund products of Sun Life Global Investments. In Asia, third-party AUM includes Client assets in Hong Kong managed fund products, International asset management & wealth products, Philippines mutual and managed fund products, Aditya Birla Sun Life AMC Limited equity and fixed income mutual fund products, Sun Life Everbright Asset Management products and our joint ventures’ general fund and segregated fund assets based on our proportionate equity interest. There is no directly comparable IFRS financial measure.

Total weighted premium income ("TWPI"). This measure consists of 100% renewal premiums, 100% of first year premiums, and 10% of single premiums. In contrast to sales, which only includes premiums from new business, TWPI includes renewal premiums, reflecting the strength of the in-force block and providing a better understanding of both new and existing business. There is no directly comparable IFRS measure.

Underlying dividend payout ratio. This is the ratio of dividends paid per share to diluted underlying EPS for the period. The ratio is utilized during the medium-term capital budgeting process to inform our planned capital initiatives. We target an underlying dividend payout ratio of between 40% and 50% based on underlying EPS. For more information, see Section J - Capital and Liquidity Management in the 2024 Annual MD&A.

Underlying effective tax rate. This measure is calculated using the pre-tax underlying net income and the income tax expense associated with it. Our statutory tax rate is normally reduced by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax-exempt investment income, and other sustainable tax benefits. Our effective tax rate helps in the analysis of the income tax impacts in the period.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. First Quarter 2025 43

4. Reconciliations of Select Non-IFRS Financial Measures
Underlying Net Income to Reported Net Income Reconciliation - Pre-tax by Business Group

	Q1'25
($ millions)	Asset Management	Canada	U.S.	Asia	Corporate	Total
Underlying net income (loss)	351	376	218	197	(97)	1,045
Add: Market-related impacts (pre-tax)	(11)	(9)	15	(19)	(4)	(28)
ACMA (pre-tax)	—	(2)	—	(3)	—	(5)
Other adjustments (pre-tax)	(20)	(23)	(60)	(10)	—	(113)
Tax expense (benefit)	6	9	13	1	—	29
Reported net income (loss) - Common shareholders	326	351	186	166	(101)	928
	Q4'24
Underlying net income (loss)	360	366	161	175	(97)	965
Add: Market-related impacts (pre-tax)	(18)	(142)	(74)	27	(14)	(221)
ACMA (pre-tax)	—	(1)	(1)	15	—	13
Other adjustments (pre-tax)	(34)	(8)	(143)	(193)	—	(378)
Tax expense (benefit) on above items	18	38	50	(13)	(235)	(142)
Reported net income (loss) - Common shareholders	326	253	(7)	11	(346)	237
	Q1'24
Underlying net income (loss)	282	310	189	177	(83)	875
Add: Market-related impacts (pre-tax)	2	45	(53)	(16)	(4)	(26)
ACMA (pre-tax)	—	(7)	2	(3)	—	(8)
Other adjustments (pre-tax)	26	(8)	(67)	90	—	41
Tax expense (benefit)	(26)	(50)	26	(13)	(1)	(64)
Reported net income (loss) - Common shareholders	284	290	97	235	(88)	818

Underlying Net Income to Reported Net Income Reconciliation - Pre-tax by Business Unit - Asset Management

	Q1'25		Q4'24		Q1'24
($ millions)	MFS	SLC Management	MFS	SLC Management	MFS	SLC Management
Underlying net income (loss)	266	85	301	59	254	28
Add: Market-related impacts (pre-tax)	—	(11)	—	(18)	—	2
Other adjustments (pre-tax)	9	(29)	4	(38)	(8)	34
Tax expense (benefit)	(4)	10	(4)	22	(4)	(22)
Reported net income (loss) - Common shareholders	271	55	301	25	242	42

Underlying Net Income to Reported Net Income Reconciliation - Pre-tax in U.S. dollars

	Q1'25		Q4'24		Q1'24
(US$ millions)	U.S.	MFS	U.S.	MFS	U.S.	MFS
Underlying net income (loss)	151	186	115	216	141	189
Add: Market-related impacts (pre-tax)	11	—	(52)	—	(41)	—
ACMA (pre-tax)	—	—	—	—	2	—
Other adjustments (pre-tax)	(42)	6	(103)	3	(51)	(6)
Tax expense (benefit)	9	(2)	39	(3)	20	(3)
Reported net income (loss) - Common shareholders	129	190	(1)	216	71	180

44 Sun Life Financial Inc. First Quarter 2025         MANAGEMENT'S DISCUSSION AND ANALYSIS

Underlying Net Income to Reported Net Income Reconciliation - U.S. Group Benefits - Pre-tax in U.S. dollars
The following table sets out the amounts that were excluded from our reported net income (loss) for U.S. Group Benefits, which is used to calculate the trailing four-quarter after-tax profit margin for U.S. Group Benefits.

(US$ millions)	Q1'25	Q4'24	Q3'24	Q2'24	Q1'24	Q4'23	Q3'23	Q2'23
Underlying net income (loss) for U.S. Group Benefits	105	62	118	124	118	138	96	116
Add: Market-related impacts (pre-tax)	8	(18)	17	(11)	(8)	14	(10)	(6)
ACMA (pre-tax)	—	—	8	—	—	(11)	47	—
Other adjustments (pre-tax)	(4)	(5)	(5)	(6)	(7)	(9)	(6)	(6)
Tax expense (benefit)	(1)	5	(4)	3	3	1	(6)	2
Reported net income (loss) - Common shareholders	108	44	134	110	106	133	121	106

O. Forward-looking Statements
From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies, plans, targets, goals and priorities; (ii) relating to our growth initiatives and other business objectives; (iii) relating to the renewal of our normal course issuer bid (including, but not limited to, statements relating to the repurchase of the 2024 Repurchased Shares and the size of the 2025 NCIB); (iv) set out in this document under the heading I - Risk Management - Market Risk Sensitivities - Interest Rate Sensitivities; (v) relating to expected changes in our LICAT ratio; (vi) that are predictive in nature or that depend upon or refer to future events or conditions; and (vii) that include words such as “achieve”, “aim”, “ambition”, “anticipate”, “aspiration”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts, and remain subject to change.

Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this document under the headings C - Profitability - 5 - Income taxes, F - Financial Strength and I - Risk Management and in SLF Inc.’s 2024 AIF under the heading Risk Factors, and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedarplus.ca and www.sec.gov, respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; fluctuations in foreign currency exchange rates; and inflation; insurance risks - related to mortality experience, morbidity experience and longevity; policyholder behaviour; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; business and strategic risks - related to global economic and geopolitical conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; shifts in investing trends and Client preference towards products that differ from our investment products and strategies; changes in the legal or regulatory environment, including capital requirements and tax laws; environmental and social issues and their related laws and regulations; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions, strategic investments and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due; and other risks - changes to accounting standards in the jurisdictions in which we operate; risks associated with our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and tax matters, including estimates and judgements used in calculating taxes.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.
     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. First Quarter 2025 45

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended
(unaudited, in millions of Canadian dollars, except for per share amounts)	March 31, 2025	March 31, 2024
Insurance service result
Insurance revenue (Note 6)	$6,018	$5,540
Insurance service expenses	(5,095)	(4,840)
Reinsurance contract held net income (expenses)	(13)	61
Net insurance service result	910	761
Investment result
Investment result excluding result for account of segregated fund holders:
Net investment income (loss) (Note 4)	3,093	(677)
Insurance finance income (expenses) from insurance contracts issued	(2,579)	1,376
Insurance finance income (expenses) from reinsurance contracts held	56	9
Decrease (increase) in investment contract liabilities	(86)	(99)
Net investment result excluding result for account of segregated fund holders	484	609
Investment result for insurance contracts for account of segregated fund holders:
Investment income (loss) on investments for account of segregated fund holders	(1)	1,056
Insurance finance income (expenses) (Note 10)	1	(1,056)
Net investment result for insurance contracts for account of segregated fund holders	—	—
Net investment result	484	609
Fee income (Note 7)	2,240	2,012
Other expenses (income)
Other income	—	(161)
Operating expenses and commissions	2,252	2,187
Interest expenses	133	159
Total other expenses (income)	2,385	2,185
Income (loss) before income taxes	1,249	1,197
Less: Income tax expense (benefit) (Note 8)	242	261
Total net income (loss)	1,007	936
Less: Net income (loss) allocated to the participating account	53	55
Net income (loss) attributable to non-controlling interests	6	43
Shareholders' net income (loss)	948	838
Less: Dividends on preferred shares and distributions on other equity instruments	20	20
Common shareholders' net income (loss)	$928	$818

Average exchange rates during the reporting periods: U.S. dollars	1.43	1.35

Earnings (loss) per share (Note 12)
Basic	$1.62	$1.40
Diluted	$1.62	$1.40

Dividends per common share	$0.840	$0.780

The attached notes form part of these Interim Consolidated Financial Statements.

46	Sun Life Financial Inc.	First Quarter 2025	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2025	March 31, 2024
Total net income (loss)	$1,007	$936
Other comprehensive income (loss), net of taxes:
Items that may be reclassified subsequently to income:
Change in unrealized foreign currency translation gains (losses):
Unrealized gains (losses)	25	292
Change in unrealized gains (losses) on investments at fair value through other comprehensive income:
Unrealized gains (losses)	101	(31)
Reclassifications to net income (loss) and provision for credit losses recognized into income	19	(17)
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses)	5	27
Reclassifications to net income (loss)	(3)	(25)
Share of other comprehensive income (loss) in joint ventures and associates:
Unrealized gains (losses)	(70)	115
Total items that may be reclassified subsequently to income	77	361
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(12)	7
Share of other comprehensive income (loss) in joint ventures and associates	(1)	(9)
Total items that will not be reclassified subsequently to income	(13)	(2)
Total other comprehensive income (loss)	64	359
Total comprehensive income (loss)	1,071	1,295
Less: Comprehensive income (loss) allocated to the participating account	51	53
Non-controlling interests' comprehensive income (loss)	6	48
Shareholders’ comprehensive income (loss)	$1,014	$1,194

INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

	For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2025	March 31, 2024
Income tax benefit (expense):
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses)	$—	$(2)
Unrealized gains (losses) on investments at fair value through other comprehensive income	(25)	12
Reclassifications to net income (loss) and provision for credit losses recognized into income on investments at fair value through other comprehensive income	3	3
Unrealized gains (losses) on cash flow hedges	—	(3)
Reclassifications to net income (loss) for cash flow hedges	1	3
Total items that may be reclassified subsequently to income	(21)	13
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	5	(3)
Total items that will not be reclassified subsequently to income	5	(3)
Total income tax benefit (expense) included in other comprehensive income (loss)	$(16)	$10

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2025	47

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at
(unaudited, in millions of Canadian dollars)	March 31, 2025	December 31, 2024
Assets
Cash, cash equivalents and short-term securities (Note 4)	$11,506	$13,873
Debt securities (Note 4)	84,630	81,955
Equity securities (Note 4)	9,656	9,974
Mortgages and loans (Note 4)	58,749	57,619
Derivative assets	1,839	1,971
Other financial invested assets (Note 4)	13,546	13,306
Financial assets	179,926	178,698
Investment properties (Note 4)	9,335	9,290
Other non-financial invested assets (Note 4)	1,784	1,829
Invested assets	191,045	189,817
Other assets	6,657	7,021
Reinsurance contract held assets (Note 6)	6,426	6,318
Insurance contract assets (Note 6)	285	355
Deferred tax assets	3,922	3,910
Intangible assets	5,507	5,058
Goodwill	9,468	9,456
Total general fund assets	223,310	221,935
Investments for account of segregated fund holders (Note 10)	149,650	148,786
Total assets	$372,960	$370,721
Liabilities and equity
Liabilities
Insurance contract liabilities excluding those for account of segregated fund holders (Note 6)	$150,100	$147,269
Reinsurance contract held liabilities (Note 6)	1,827	1,825
Investment contract liabilities (Note 4)	11,998	11,678
Derivative liabilities	1,886	2,077
Deferred tax liabilities	287	286
Other liabilities	24,794	26,292
Senior debentures	200	200
Subordinated debt	6,179	6,179
Total general fund liabilities	197,271	195,806
Insurance contract liabilities for account of segregated fund holders (Note 10)	19,769	20,097
Investment contract liabilities for account of segregated fund holders (Note 10)	129,881	128,689
Total liabilities	$346,921	$344,592
Equity
Issued share capital and contributed surplus	$10,432	$10,526
Shareholders’ retained earnings and accumulated other comprehensive income	14,986	15,031
Total shareholders’ equity	25,418	25,557
Equity in the participating account	547	496
Non-controlling interests’ equity	74	76
Total equity	$26,039	$26,129
Total liabilities and equity	$372,960	$370,721

Exchange rates at the end of the reporting periods: U.S. dollars	1.44	1.44
The attached notes form part of these Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors on May 8, 2025.

Kevin Strain	Helen Mallovy Hicks
Chief Executive Officer	Director

48	Sun Life Financial Inc.	First Quarter 2025	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2025	March 31, 2024
Shareholders:
Preferred shares and other equity instruments
Balance, beginning and end of period	$2,239	$2,239
Common shares (Note 9)
Balance, beginning of period	8,192	8,327
Stock options exercised	5	12
Common shares purchased for cancellation	(103)	(34)
Balance, end of period	8,094	8,305
Contributed surplus
Balance, beginning of period	95	94
Share-based payments	4	6
Stock options exercised	—	(1)
Balance, end of period	99	99
Retained earnings
Balance, beginning of period(1)	12,817	12,370
Net income (loss)	948	838
Dividends on common shares	(480)	(456)
Dividends on preferred shares and distributions on other equity instruments	(20)	(20)
Common shares purchased for cancellation (Note 9) and other	(559)	(254)
Balance, end of period	12,706	12,478
Accumulated other comprehensive income (loss), net of taxes (Note 13)
Balance, beginning of period(1)	2,214	552
Total other comprehensive income (loss) for the period	66	356
Balance, end of period	2,280	908
Total shareholders’ equity, end of period	$25,418	$24,029
Equity in the participating account:
Balance, beginning of period	$496	457
Net income (loss)	53	55
Total other comprehensive income (loss) for the period (Note 13)	(2)	(2)
Total equity in the participating account, end of period	$547	$510
Non-controlling interests:
Balance, beginning of period	$76	$161
Net income (loss)	6	43
Total other comprehensive income (loss) for the period (Note 13)	—	5
Distribution to non-controlling interests	(8)	(103)
Total non-controlling interests’ equity, end of period	$74	$106
Total equity	$26,039	$24,645
(1)    Balances have been restated. Refer to Note 2.
The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2025	49

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2025	March 31, 2024
Cash flows provided by (used in) operating activities
Income (loss) before income taxes	$1,249	$1,197
Adjustments:
Interest expense related to financing activities	88	99
(Decrease) increase in investment contract liabilities	86	99
Changes in insurance contract liabilities and assets	1,656	(2,076)
Changes in reinsurance contract held assets and liabilities	(43)	(70)
Realized and unrealized (gains) losses and foreign currency changes on invested assets	(1,234)	2,510
Sales, maturities and repayments of invested assets	15,546	11,896
Purchases of invested assets	(17,723)	(15,035)
Income taxes received (paid)	(175)	(257)
Mortgage securitization (Note 4)	(66)	(2)
Other operating activities	234	(848)
Net cash provided by (used in) operating activities	(382)	(2,487)
Cash flows provided by (used in) investing activities
Net (purchase) sale of property and equipment	(31)	(44)
Investment in and transactions with joint ventures and associates	2	3
Dividends and other proceeds related to joint ventures and associates	—	121
Other investing activities	(51)	(64)
Net cash provided by (used in) investing activities	(80)	16
Cash flows provided by (used in) financing activities
Increase in (repayment of) borrowed funds	9	9
Increase in (repayment of) borrowings from credit facility	(534)	(76)
Issuance of common shares on exercise of stock options	5	11
Transactions with non-controlling interests	(8)	(103)
Common shares purchased for cancellation (Note 9)	(520)	(174)
Dividends paid on common and preferred shares	(486)	(467)
Payment of lease liabilities	(45)	(42)
Interest expense paid	(63)	(83)
Net cash provided by (used in) financing activities	(1,642)	(925)
Changes due to fluctuations in exchange rates	19	134
Increase (decrease) in cash and cash equivalents	(2,085)	(3,262)
Net cash and cash equivalents, beginning of period	9,954	11,170
Net cash and cash equivalents, end of period	7,869	7,908
Short-term securities, end of period	3,608	3,215
Net cash, cash equivalents and short-term securities, end of period (Note 4)	$11,477	$11,123

The attached notes form part of these Interim Consolidated Financial Statements.

50	Sun Life Financial Inc.	First Quarter 2025	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Condensed Notes to the Interim Consolidated Financial Statements
(Unaudited, in millions of Canadian dollars, except for per share amounts and where otherwise stated. All amounts stated in U.S. dollars are in millions.)

1. General Information
Description of Business
Sun Life Financial Inc. ("SLF Inc.") is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada ("Sun Life Assurance"). SLF Inc. and its subsidiaries are collectively referred to as "us", "our", "ours", "we", or "the Company".

Our Interim Consolidated Financial Statements have been prepared in accordance with International Accounting Standard ("IAS") 34 Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). We have used accounting policies which are consistent with our accounting policies in our 2024 Annual Consolidated Financial Statements, except as updated in Note 2 below. Our Interim Consolidated Financial Statements should be read in conjunction with our 2024 Annual Consolidated Financial Statements, as interim financial statements do not include all the information incorporated in annual consolidated financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB.

2. Changes in Accounting Policies

Our material accounting policies and future changes in accounting policies that are not yet effective for us are disclosed in Notes 1 and 2 of our 2024 Annual Consolidated Financial Statements.
Other Changes in Accounting Policy
We have changed our accounting policy for certain joint ventures to disaggregate insurance finance income or expenses between net income and other comprehensive income ("OCI"). For these joint ventures, insurance finance income or expenses were previously recorded through net income, while the corresponding invested assets have historically been recorded at fair value through OCI ("FVOCI"). These invested assets and insurance liabilities are managed together and presenting insurance finance income or expense changes for both items through OCI reduces accounting mismatch. We account for these joint ventures using the equity method of accounting, whereby we recognize our share of net income in investment income in our Consolidated Statements of Operations and our share of OCI in our Consolidated Statements of Comprehensive Income (Loss). The impact of this change is not material to our share of net income or OCI in any individual prior period. We have processed an adjustment to increase opening Retained earnings by $213 and decrease Accumulated other comprehensive income by $213 retroactively to January 1, 2024.

3. Segmented Information

We have five reportable business segments: Canada, United States ("U.S."), Asset Management, Asia, and Corporate. These business segments operate in the financial services industry and reflect our management structure and internal financial reporting. Asset Management includes the results of our MFS Investment Management and SLC Management business units. Corporate primarily includes our Corporate Support operations, such as investment income, expenses, capital, and other items not allocated to our other business groups.

Revenues from our business segments are derived primarily from life and health insurance, investment management and annuities, and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, judgments, and methodologies for allocating overhead costs and indirect expenses to our business segments.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by our business segments to Asset Management. SLC Management collects fee income and incurs the operational expenses associated with the management of the general fund assets. Intersegment transactions are eliminated in the Consolidation adjustments column in the following tables.

Management considers its external Clients to be individuals and corporations. We are not reliant on any individual Client as none is individually significant to our operations.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2025	51

For the three months ended	Canada	U.S.	Asset Management	Asia	Corporate	Consolidation adjustments	Total
March 31, 2025
Insurance revenue:
Annuities	$535	$78	$—	$6	$—	$—	$619
Life insurance	562	513	—	345	—	—	1,420
Health insurance	1,150	2,755	—	74	—	—	3,979
Total Insurance revenue	2,247	3,346	—	425	—	—	6,018
Net investment income (loss)	1,816	605	85	588	24	(25)	3,093
Fee income	475	134	1,647	87	44	(147)	2,240
Segment revenue(1)	4,538	4,085	1,732	1,100	68	(172)	11,351
Expenses:
Insurance service expenses	1,824	3,054	—	217	—	—	5,095
Reinsurance contract held net (income) expenses	23	(21)	—	11	—	—	13
Insurance finance (income) expenses from insurance contracts issued	1,526	545	—	508	—	—	2,579
Reinsurance finance (income) expenses	(10)	(49)	—	3	—	—	(56)
(Decrease) increase in investment contract liabilities	86	—	—	—	—	—	86
Interest expenses	46	31	36	25	25	(30)	133
Operating expenses and commissions	548	290	1,253	132	171	(142)	2,252
Total expenses(1)	4,043	3,850	1,289	896	196	(172)	10,102
Income (loss) before income taxes	495	235	443	204	(128)	—	1,249
Less: Income tax expense (benefit)	115	42	111	21	(47)	—	242
Total net income (loss)	380	193	332	183	(81)	—	1,007
Less:
Net income (loss) allocated to the participating account	29	7	—	17	—	—	53
Net income (loss) attributable to non-controlling interests	—	—	6	—	—	—	6
Shareholders' net income (loss)	$351	$186	$326	$166	$(81)	$—	$948
March 31, 2024
Insurance revenue:
Annuities	$499	$75	$—	$7	$—	$—	$581
Life insurance	570	501	—	289	—	—	1,360
Health insurance	1,064	2,478	—	57	—	—	3,599
Total Insurance revenue	2,133	3,054	—	353	—	—	5,540
Net investment income (loss)	(1,006)	(102)	67	327	63	(26)	(677)
Fee income	407	116	1,513	71	39	(134)	2,012
Segment revenue(1)	1,534	3,068	1,580	751	102	(160)	6,875
Expenses:
Insurance service expenses	1,819	2,833	—	188	—	—	4,840
Reinsurance contract held net (income) expenses	1	(69)	—	7	—	—	(61)
Insurance finance (income) expenses from insurance contracts issued	(1,356)	(150)	—	130	—	—	(1,376)
Reinsurance finance (income) expenses	(28)	25	—	(6)	—	—	(9)
(Decrease) increase in investment contract liabilities	97	—	—	2	—	—	99
Other income(2)	—	—	(161)	—	—	—	(161)
Interest expenses	57	27	47	27	29	(28)	159
Operating expenses and commissions	484	275	1,253	116	191	(132)	2,187
Total expenses(1)	1,074	2,941	1,139	464	220	(160)	5,678
Income (loss) before income taxes	460	127	441	287	(118)	—	1,197
Less: Income tax expense (benefit)	144	25	114	28	(50)	—	261
Total net income (loss)	316	102	327	259	(68)	—	936
Less:
Net income (loss) allocated to the participating account	26	5	—	24	—	—	55
Net income (loss) attributable to non-controlling interests	—	—	43	—	—	—	43
Shareholders' net income (loss)	$290	$97	$284	$235	$(68)	$—	$838

(1)    Segment revenue and Total expenses exclude Investment result for insurance contracts for account of segregated fund holders.
(2)    Relates to the early termination of a distribution agreement. We recognized income of $161 (pre-tax) and $46 (net of taxes, NCI impact and others).

52	Sun Life Financial Inc.	First Quarter 2025	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. Total Invested Assets and Related Net Investment Income
4.A Fair Value of Financial Instruments
4.A.i Carrying Value and Fair Value of Financial Assets and Financial Liabilities
The carrying values and fair values of our financial assets and liabilities are shown in the following table:

As at	March 31, 2025		December 31, 2024
	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Cash, cash equivalents and short-term securities – FVTPL	$11,506	$11,506	$13,873	$13,873
Debt securities – FVTPL(1)	69,997	69,997	68,106	68,106
Debt securities – FVOCI	14,633	14,633	13,849	13,849
Equity securities – FVTPL	9,582	9,582	9,900	9,900
Equity securities – FVOCI	74	74	74	74
Mortgages and loans – FVTPL(2)	54,345	54,345	53,233	53,233
Mortgages and loans – FVOCI	2,591	2,591	2,525	2,525
Mortgages and loans – Amortized cost(3)	1,813	1,785	1,861	1,814
Derivative assets – FVTPL	1,839	1,839	1,971	1,971
Other financial invested assets (excluding CLOs) – FVTPL(4)	8,135	8,135	7,950	7,950
Other financial invested assets (CLOs) – FVTPL(7)	5,411	5,411	5,356	5,356
Total(5)	$179,926	$179,898	$178,698	$178,651
Financial liabilities
Investment contract liabilities – Amortized cost	$11,998	$11,998	$11,678	$11,678
Obligations for securities borrowing – FVTPL	281	281	239	239
Derivative liabilities – FVTPL	1,886	1,886	2,077	2,077
Other financial liabilities – Amortized cost(6)	2,282	2,251	2,265	2,214
Other financial liabilities (CLOs) – FVTPL(7)	5,054	5,054	5,028	5,028
Total(8)	$21,501	$21,470	$21,287	$21,236

(1)    Includes primarily debt securities that are designated at fair value through profit or loss ("FVTPL").
(2)    Includes primarily mortgages and loans that are designated at FVTPL.
(3)    Certain mortgages and loans are carried at amortized cost. The fair value of these mortgages and loans, for disclosure purposes, is determined based on the methodology and assumptions described in Note 4.A.iii. As at March 31, 2025, $1,758 and $27 are categorized in Level 2 and Level 3, respectively, of the fair value hierarchy described in this Note (December 31, 2024 — $1,787 and $27, respectively).
(4)    Other financial invested assets include our investments in segregated funds, mutual funds, and limited partnerships.
(5)    Invested assets on our Consolidated Statements of Financial Position of $191,045 (December 31, 2024 — $189,817) includes Total financial assets in this table, Investment properties of $9,335 (December 31, 2024 — $9,290), and Other non-financial invested assets of $1,784 (December 31, 2024 — $1,829). Other non-financial invested assets consist of investment in associates, subsidiaries and joint ventures which are not consolidated.
(6)    Amount reflects the obligations to purchase outstanding shares of certain SLC Management subsidiaries.
(7)    See below for details on Collateralized Loan Obligations ("CLOs").
(8)    Total financial liabilities excluding Senior debentures and Subordinated debt.
Collateralized Loan Obligations Structure
Crescent, a subsidiary within our Asset Management business segment, issues and manages CLOs. Each CLO is a special purpose vehicle that owns a portfolio of investments, consisting primarily of senior secured loans, and issues various tranches of senior and subordinated notes to third parties for the purpose of financing the purchase of those investments. Assets of the special purpose vehicle, the senior secured loans, are included in Other financial invested assets and the associated liabilities, the senior and subordinated notes issued to third parties, are included in Other liabilities in our Consolidated Statements of Financial Position.

As at March 31, 2025, the carrying value of the assets related to CLOs are $5,411 (December 31, 2024 — $5,356), which consists of cash and accounts receivable of $621 (December 31, 2024 — $679) and loans of $4,790 (December 31, 2024 — $4,677). These underlying loans are mainly below investment grade.

As at March 31, 2025, the carrying value of the liabilities related to CLOs are $5,054 (December 31, 2024 — $5,028). Our maximum contractual exposure to loss related to the CLOs is limited to our investment of $289 (December 31, 2024 — $263) in the most subordinated tranche. The net unrealized loss incurred to date is $55.
4.A.ii Non-Financial Invested Assets
Non-financial invested assets consist of investment properties, investment in associates, subsidiaries and joint ventures which are not consolidated. As at March 31, 2025, the carrying value and fair value of investment properties was $9,335 (December 31, 2024 — $9,290) and $9,335 (December 31, 2024 — $9,290), respectively. The carrying value of other non-financial invested assets which were measured using the equity method of accounting was $1,784 as at March 31, 2025 (December 31, 2024 — $1,829).

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2025	53

4.A.iii Fair Value Hierarchy
The fair value methodologies and assumptions for assets and liabilities carried at fair value, as well as disclosures on unobservable inputs, sensitivities and valuation processes for Level 3 assets can be found in Note 5 of our 2024 Annual Consolidated Financial Statements.

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at	March 31, 2025				December 31, 2024
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities – FVTPL	$10,633	$873	$—	$11,506	$13,243	$630	$—	$13,873
Debt securities – FVTPL	476	68,930	591	69,997	463	67,126	517	68,106
Debt securities – FVOCI	455	13,955	223	14,633	505	13,193	151	13,849
Equity securities – FVTPL	6,327	3,243	12	9,582	6,331	3,358	211	9,900
Equity securities – FVOCI	—	—	74	74	—	—	74	74
Mortgages and loans – FVTPL	—	52,031	2,314	54,345	—	50,933	2,300	53,233
Mortgages and loans – FVOCI	—	2,585	6	2,591	—	2,512	13	2,525
Derivative assets – FVTPL	41	1,798	—	1,839	28	1,943	—	1,971
Other financial invested assets (excluding CLOs) – FVTPL(1)	839	221	7,075	8,135	859	211	6,880	7,950
Other financial invested assets (CLOs) – FVTPL(2)	—	5,411	—	5,411	—	5,356	—	5,356
Investment properties – FVTPL	—	—	9,335	9,335	—	—	9,290	9,290
Total invested assets measured at fair value	$18,771	$149,047	$19,630	$187,448	$21,429	$145,262	$19,436	$186,127
Investments for account of segregated fund holders – FVTPL	16,816	132,327	507	149,650	17,253	131,074	459	148,786
Total assets measured at fair value	$35,587	$281,374	$20,137	$337,098	$38,682	$276,336	$19,895	$334,913
Liabilities
Obligations for securities borrowing – FVTPL	$4	$277	$—	$281	$4	$235	$—	$239
Derivative liabilities – FVTPL	52	1,834	—	1,886	28	2,049	—	2,077
Other financial liabilities (CLOs) – FVTPL(2)	—	5,054	—	5,054	—	5,028	—	5,028
Investment contract liabilities for account of segregated fund holders – FVTPL	—	—	129,881	129,881	—	—	128,689	128,689
Total liabilities measured at fair value	$56	$7,165	$129,881	$137,102	$32	$7,312	$128,689	$136,033

(1)    Other financial invested assets (excluding CLOs) – FVTPL include our investments in segregated funds, mutual funds, and limited partnerships.
(2)    For details on CLOs, refer to Note 4.A.i.

Debt securities at FVTPL consist of the following:

As at	March 31, 2025				December 31, 2024
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$—	$7,048	$13	$7,061	$—	$6,790	$13	$6,803
Canadian provincial and municipal government	—	15,718	12	15,730	—	15,302	—	15,302
U.S. government and agency	476	167	—	643	463	163	—	626
Other foreign government	—	3,592	57	3,649	—	3,762	34	3,796
Corporate	—	33,807	506	34,313	—	32,929	465	33,394
Asset-backed securities:
Commercial mortgage-backed securities	—	2,135	—	2,135	—	2,163	—	2,163
Residential mortgage-backed securities	—	3,777	—	3,777	—	3,539	—	3,539
Collateralized debt obligations	—	689	—	689	—	352	1	353
Other	—	1,997	3	2,000	—	2,126	4	2,130
Total debt securities at FVTPL	$476	$68,930	$591	$69,997	$463	$67,126	$517	$68,106

54	Sun Life Financial Inc.	First Quarter 2025	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Debt securities at FVOCI consist of the following:

As at	March 31, 2025				December 31, 2024
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$—	$690	$—	$690	$—	$734	$—	$734
Canadian provincial and municipal government	—	347	—	347	—	353	—	353
U.S. government and agency	448	7	—	455	501	8	—	509
Other foreign government	7	423	12	442	4	397	12	413
Corporate	—	7,676	91	7,767	—	7,529	90	7,619
Asset-backed securities:
Commercial mortgage-backed securities	—	1,318	—	1,318	—	1,084	—	1,084
Residential mortgage-backed securities	—	1,295	—	1,295	—	1,159	11	1,170
Collateralized debt obligations	—	977	120	1,097	—	673	38	711
Other	—	1,222	—	1,222	—	1,256	—	1,256
Total debt securities at FVOCI	$455	$13,955	$223	$14,633	$505	$13,193	$151	$13,849

Mortgages and loans at FVTPL consist of the following:

As at	March 31, 2025				December 31, 2024
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Mortgages:
Retail	$—	$2,477	$5	$2,482	$—	$2,472	$12	$2,484
Office	—	2,577	21	2,598	—	2,602	12	2,614
Multi-family residential	—	2,868	—	2,868	—	2,887	—	2,887
Industrial	—	3,521	—	3,521	—	3,447	—	3,447
Other	—	1,112	—	1,112	—	1,034	—	1,034
Corporate loans	—	39,476	2,288	41,764	—	38,491	2,276	40,767
Total mortgages and loans at FVTPL	$—	$52,031	$2,314	$54,345	$—	$50,933	$2,300	$53,233

Mortgages and loans at FVOCI consist of the following:

As at	March 31, 2025				December 31, 2024
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Mortgages:
Retail	$—	$102	$—	$102	$—	$83	$—	$83
Office	—	20	—	20	—	19	—	19
Multi-family residential	—	146	—	146	—	79	—	79
Industrial	—	244	—	244	—	236	—	236
Corporate loans	—	2,073	6	2,079	—	2,095	13	2,108
Total mortgages and loans at FVOCI	$—	$2,585	$6	$2,591	$—	$2,512	$13	$2,525

There were no significant transfers between Level 1 and Level 2 for the three months ended March 31, 2025 and March 31, 2024.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2025	55

The following table provides a reconciliation of the beginning and ending balances for assets that are categorized in Level 3:

For the three months ended	Debt securities at FVTPL	Debt securities at FVOCI	Equity securities at FVTPL	Equity securities at FVOCI	Mortgages and loans at FVTPL	Mortgages and loans at FVOCI	Other financial invested assets at FVTPL	Investment properties at FVTPL	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value
March 31, 2025
Beginning balance	$517	$151	$211	$74	$2,300	$13	$6,880	$9,290	$19,436	$459	$19,895
Included in net income(1)(2)(3)	7	—	—	—	54	—	102	(6)	157	4	161
Included in OCI(2)	—	2	—	—	—	—	—	—	2	—	2
Purchases / Issuances	70	119	—	—	45	—	215	50	499	47	546
Sales / Payments	(21)	—	(127)	—	(31)	(1)	(123)	—	(303)	(8)	(311)
Transfers into Level 3(4)	15	—	—	—	127	—	—	—	142	—	142
Transfers (out) of Level 3(4)	(4)	(49)	(72)	—	(181)	(6)	—	—	(312)	—	(312)
Foreign currency translation(5)	7	—	—	—	—	—	1	1	9	5	14
Ending balance	$591	$223	$12	$74	$2,314	$6	$7,075	$9,335	$19,630	$507	$20,137
Unrealized gains (losses) included in earnings relating to instruments still held(1)	$7	$—	$—	$—	$67	$—	$112	$(6)	$180	$—	$180
March 31, 2024
Beginning balance	$402	$187	$113	$68	$2,056	$—	$6,074	$9,723	$18,623	$341	$18,964
Included in net income(1)(2)(3)	—	—	1	—	(90)	—	81	(166)	(174)	3	(171)
Purchases / Issuances	125	39	2	—	57	—	189	27	439	18	457
Sales / Payments	(14)	—	—	—	(34)	—	(52)	(68)	(168)	(1)	(169)
Settlements	(4)	(8)	—	—	(2)	—	—	—	(14)	—	(14)
Transfers into Level 3(4)	—	—	—	—	104	1	—	—	105	—	105
Transfers (out) of Level 3(4)	(30)	(42)	—	—	—	—	(15)	—	(87)	—	(87)
Foreign currency translation(5)	3	—	—	2	1	—	35	39	80	4	84
Ending balance	$482	$176	$116	$70	$2,092	$1	$6,312	$9,555	$18,804	$365	$19,169
Unrealized gains (losses) included in earnings relating to instruments still held(1)	$—	$—	$1	$—	$(106)	$—	$57	$(166)	$(214)	$—	$(214)

(1)    Included in Net investment income (loss) in our Consolidated Statements of Operations for Total invested assets measured at fair value.
(2)    Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.
(3)    Investment properties included in net income is comprised of fair value changes on investment properties of $5 for the three months ended March 31, 2025 (March 31, 2024 — $(157)), net of amortization of leasing commissions and tenant inducements of $11 for the three months ended March 31, 2025 (March 31, 2024 — $9). As at March 31, 2025, we have used assumptions that reflect known changes in the property values including changes in expected future cash flows.
(4)    Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.
(5)    Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets and liabilities of foreign subsidiaries from their functional currencies to Canadian dollars.

56	Sun Life Financial Inc.	First Quarter 2025	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4.B Net Investment Income (Loss)

	For the three months ended
	March 31, 2025	March 31, 2024
Interest income (expense)	$1,704	$1,642
Dividend and other investment income	110	82
Net realized and unrealized gains (losses):
Cash, cash equivalents and short-term investments	4	3
Debt securities	957	(1,454)
Equity securities	(89)	373
Mortgages and loans	792	(414)
Derivative investments	(365)	(1,039)
Other financial invested assets	68	96
Other financial liabilities	14	(32)
Total net realized and unrealized gains (losses)	1,381	(2,467)
Provision for credit losses	(7)	5
Net investment income (loss) from financial instruments	$3,188	$(738)
Net investment income (loss) from non-financial instruments	$(22)	$115
Total Net investment income (loss)(1)	$3,166	$(623)

(1)    Net investment income (loss) recognized in income is $3,093 for the three months ended March 31, 2025 (March 31, 2024 — $(677)), and net investment income (loss) recognized in OCI is $73 for the three months ended March 31, 2025 (March 31, 2024 — $54).
4.C Cash, Cash Equivalents and Short-Term Securities
Cash, cash equivalents and short-term securities presented in our Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Consolidated Statements of Cash Flows consist of the following:

As at	March 31, 2025	December 31, 2024	March 31, 2024
Cash	$2,268	$2,294	$1,893
Cash equivalents	5,630	7,835	6,157
Short-term securities	3,608	3,744	3,215
Cash, cash equivalents and short-term securities	11,506	13,873	11,265
Less: Bank overdraft, recorded in Other liabilities	29	175	142
Net cash, cash equivalents and short-term securities	$11,477	$13,698	$11,123
4.D Mortgage Securitization
We securitize certain insured fixed rate commercial mortgages as described in Note 5 of our 2024 Annual Consolidated Financial Statements.

The carrying value and fair value of the securitized mortgages as at March 31, 2025 are $1,513 and $1,483, respectively (December 31, 2024 — $1,555 and $1,505, respectively). The carrying value and fair value of the associated liabilities as at March 31, 2025 are $1,788 and $1,763, respectively (December 31, 2024 — $1,854 and $1,807, respectively). The carrying value of securities in the principal reinvestment account ("PRA") as at March 31, 2025 is $281 (December 31, 2024 — $302). There are $4 cash and cash equivalents in the PRA as at March 31, 2025 (December 31, 2024 — $nil).

The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions for asset-backed securities described in Note 5 of our 2024 Annual Consolidated Financial Statements. The fair value of these liabilities is categorized in Level 2 of the fair value hierarchy as at March 31, 2025 and December 31, 2024.

5. Financial Instrument Risk Management

The significant risks related to financial instruments are credit risk, market risk (including equity risk, real estate risk, interest rate and spread risk, foreign currency risk, and inflation risk) and liquidity risk. Further details on our financial instrument risk management, including methodologies and assumptions, are described in Notes 1 and 6 of our 2024 Annual Consolidated Financial Statements.

The allowance for expected credit losses was $95 as at March 31, 2025 (December 31, 2024 — $88) and the provision for credit losses was $7 for the three months ended March 31, 2025 (March 31, 2024 — $(5)). There were no significant transfers between Stage 1, Stage 2, and Stage 3 for the three months ended March 31, 2025 and March 31, 2024.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2025	57

6. Insurance Contracts
6.A Changes in Insurance Contracts
6.A.i Changes in Insurance Contracts Issued and Reinsurance Contracts Held Net Asset or Liability
Insurance Contracts Issued By Measurement Component
The following table shows the changes in net liabilities for insurance contracts issued by measurement component, including estimates of present value ("PV") of future cash flows, risk adjustment, and Contractual Service Margin ("CSM"). Changes in the liabilities for insurance contract liabilities for account of segregated fund holders are provided in Note 10. Further details of our measurement approach, including the premium allocation approach ("PAA"), can be found in Note 1 of our 2024 Annual Consolidated Financial Statements.

For the three months ended and as at March 31, 2025					For the year ended and as at December 31, 2024
Estimates of PV of future cash flows		Risk adjustment	CSM	Total	Estimates of PV of future cash flows	Risk adjustment	CSM	Total
Insurance contracts, beginning of period:
Insurance contract liabilities — non-PAA	$108,232	$7,948	$12,733	$128,913	$99,420	$7,388	$11,597	$118,405
Insurance contract liabilities — PAA	17,490	866	—	18,356	16,436	828	—	17,264
Insurance contract assets — non-PAA	(670)	149	295	(226)	(578)	146	248	(184)
Insurance contract assets — PAA	(129)	—	—	(129)	—	—	—	—
Net balances, beginning of period	$124,923	$8,963	$13,028	$146,914	$115,278	$8,362	$11,845	$135,485
CSM recognized for services provided	—	—	(297)	(297)	—	—	(1,117)	(1,117)
Risk adjustment recognized for non-financial risk expired	—	(157)	—	(157)	—	(596)	—	(596)
Changes in estimates that adjust CSM	(89)	3	86	—	(508)	34	474	—
Contracts initially recognized in the period	(495)	129	391	25	(1,859)	530	1,448	119
Other	2,653	184	88	2,925	11,087	595	378	12,060
Changes in PAA balance	378	27	—	405	925	38	—	963
Net balances, end of period	$127,370	$9,149	$13,296	$149,815	$124,923	$8,963	$13,028	$146,914
Insurance contracts, end of period:
Insurance contract liabilities — non-PAA(1)	$110,286	$8,106	$12,993	$131,385	$108,232	$7,948	$12,733	$128,913
Insurance contract liabilities — PAA	17,822	893	—	18,715	17,490	866	—	18,356
Insurance contract assets — non-PAA	(655)	150	303	(202)	(670)	149	295	(226)
Insurance contract assets — PAA	(83)	—	—	(83)	(129)	—	—	(129)
Net balances, end of period	$127,370	$9,149	$13,296	$149,815	$124,923	$8,963	$13,028	$146,914

(1)    Includes liabilities of $(236) as at March 31, 2025 (December 31, 2024 — $(325)) for segregated fund insurance contracts that are not backed by the related Investments for account of segregated fund holders.
Reinsurance Contracts Held By Measurement Component
The following table shows the ending balances for reinsurance contracts held by measurement component:

As at	March 31, 2025				December 31, 2024
	Estimates of PV of future cash flows	Risk adjustment	CSM	Total	Estimates of PV of future cash flows	Risk adjustment	CSM	Total
Reinsurance contracts, end of period:
Reinsurance contract held assets — non-PAA	$4,341	$1,525	$145	$6,011	$4,292	$1,487	$130	$5,909
Reinsurance contract held assets — PAA	393	22	—	415	392	17	—	409
Reinsurance contract held liabilities — non-PAA	(2,227)	868	(468)	(1,827)	(2,212)	855	(468)	(1,825)
Net balances, end of period	$2,507	$2,415	$(323)	$4,599	$2,472	$2,359	$(338)	$4,493

58	Sun Life Financial Inc.	First Quarter 2025	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6.A.ii Analysis of Insurance Revenue
Insurance revenue in the Consolidated Statements of Operations consists of the following:

	For the three months ended
	March 31, 2025	March 31, 2024
For contracts not measured using the PAA:
Amounts relating to changes in liabilities for remaining coverage:
Expected claims and other expenses(1)	$1,222	$1,165
Release of risk adjustment(1)	155	150
CSM recognized for services provided	297	269
Income taxes specifically chargeable to the policyholder	8	—
Amortization of insurance acquisition cash flows	75	87
Total insurance revenue for contracts not measured using the PAA	1,757	1,671
For contracts measured using the PAA:
Insurance revenue	4,261	3,869
Total insurance revenue	$6,018	$5,540

(1)    Expected claims and other expenses excludes investment components and amounts allocated to the loss component. Release of risk adjustment excludes amounts allocated to the loss component and amounts related to changes in the time value of money, which are recognized in Insurance finance income (expenses).

7. Fee Income

	For the three months ended
	March 31, 2025	March 31, 2024
Fee income from service contracts:
Distribution fees	$270	$255
Fund management and other asset-based fees	1,580	1,427
Administrative service and other fees	390	330
Total fee income	$2,240	$2,012

Distribution fees and Fund management and other asset-based fees are primarily earned in the Asset Management segment. Administrative service and other fees are primarily earned in the Canada and U.S. segments. The fee income by business segment is presented in Note 3.

8. Income Taxes

The Company’s effective income tax rate is generally lower than our statutory income tax rate of 27.8% due to various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions and a range of tax-exempt or low-taxed investment income.

Our effective income tax rate for the three months ended March 31, 2025 was 19.4% compared to 21.8% for the three months ended March 31, 2024. The effective income tax rate for the three months ended March 31, 2025 was lower than the effective income tax rate for the three months ended March 31, 2024, primarily due to higher income in jurisdictions with lower tax rates and higher tax-exempt or low-taxed investment income.

In our Consolidated Statements of Operations, Income tax expense (benefit) has the following components:

	For the three months ended
	March 31, 2025	March 31, 2024
Current income tax expense (benefit)	$270	$307
Deferred income tax expense (benefit)	(28)	(46)
Total income tax expense (benefit)	$242	$261

The IASB issued amendments to IAS 12 Income Taxes in May 2023, which provided a mandatory temporary exception to the recognition and disclosure of information about deferred taxes relating to Global Minimum Tax ("GMT"), and we have applied this temporary exception. Our deferred taxes will not reflect impacts of GMT while the mandatory exception is applicable. The GMT rules applied to us effective January 1, 2024. The Canadian GMT legislation requires the ultimate parent entity of a group to pay top-up tax, on a jurisdiction-by-jurisdiction basis, on profits of its subsidiaries that are taxed below 15%. Some jurisdictions have enacted a Qualifying Domestic Minimum Top-Up Tax ("QDMTT") which requires the GMT top-up tax to be paid in the local jurisdiction rather than to the ultimate parent entity's jurisdiction. In response to the GMT rules, Bermuda enacted a Corporate Income Tax ("CIT") regime, including a corporate income tax rate of 15%, which applies to us effective January 1, 2025. The Bermuda CIT is not a QDMTT for the purposes of GMT. Our other subsidiaries that are

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2025	59

currently subject to a statutory tax rate or to a tax regime that could result in taxing profits at a rate below 15% include those in Hong Kong and Ireland. Ireland has enacted a QDMTT, while Hong Kong's GMT legislation is not yet substantively enacted but will also include a QDMTT. Current income tax expense (benefit) for the three months ended March 31, 2025 includes GMT income tax benefit of $(3), due to prior year GMT adjustments (March 31, 2024 — $2).

9. Capital Management
9.A Capital
Our capital base is structured to exceed minimum regulatory and internal capital targets and maintain strong credit and financial strength ratings, while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under the principles that consider all the risks associated with the business, as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles. Further details on our capital, and how it is managed, are included in Note 20 of our 2024 Annual Consolidated Financial Statements.

SLF Inc. is a non-operating insurance company and is subject to the Life Insurance Capital Adequacy Test ("LICAT") guideline. As at March 31, 2025, SLF Inc.’s LICAT ratio exceeded the regulatory minimum target as set out by the Office of the Superintendent of Financial Institutions, Canada ("OSFI").

Sun Life Assurance, SLF Inc.’s principal operating life insurance subsidiary in Canada, is also subject to the LICAT guideline. As at March 31, 2025, Sun Life Assurance's LICAT ratio exceeded OSFI’s minimum regulatory target; as well as OSFI’s supervisory target applicable to operating life insurance companies.

In the U.S., Sun Life Assurance operates through a branch which is subject to U.S. regulatory supervision and it exceeded the levels under which regulatory action would be required as at March 31, 2025. In addition, other subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdiction in which they operate maintained capital levels above minimum local requirements as at March 31, 2025.

Our capital base consists mainly of common shareholders’ equity, preferred shareholders’ equity, equity in the participating account, non-controlling interest's equity, CSM, and certain other capital securities that qualify as regulatory capital.
9.B Significant Capital Transactions
9.B.i Common Shares
Changes in common shares issued and outstanding were as follows:

For the three months ended	March 31, 2025		March 31, 2024
Common shares (in millions of shares)	Number of shares	Amount	Number of shares	Amount
Balance, beginning of period	573.9	$8,192	584.6	$8,327
Stock options exercised	0.1	5	0.3	12
Common shares purchased for cancellation	(6.4)	(103)	(2.4)	(34)
Balance, end of period	567.6	$8,094	582.5	$8,305

On August 29, 2023, we launched a normal course issuer bid (the "NCIB") to purchase up to 17 million of our common shares, which expired on August 28, 2024. In August 2024, we renewed the NCIB to purchase up to 15 million of our common shares between August 29, 2024 and, at the latest, August 28, 2025 (the "2024 NCIB"). We implemented an automatic repurchase plan with our designated broker in order to facilitate purchases of common shares under the NCIB. Under the automatic repurchase plan, our designated broker is able to purchase common shares pursuant to the NCIB at times when we ordinarily would not be active in the market due to applicable securities laws or self-imposed blackout periods. Any common shares purchased by us pursuant to the NCIB will be cancelled or used in connection with certain equity settled incentive arrangements.

For the three months ended March 31, 2025, we purchased and cancelled an aggregate of approximately 6.4 million common shares (March 31, 2024 — 2.4 million common shares) at an average price per share of $80.64 (March 31, 2024 — $73.34) for a total amount of $520 (March 31, 2024 — $174) under the NCIB and incurred tax on net repurchases of equity of $10 (March 31, 2024 — $3). The total amount paid to purchase the shares pursuant to the NCIB and the tax incurred is recorded in our Consolidated Statements of Changes in Equity. The amount allocated to Common shares is based on the average cost per common share and amounts paid above the average cost are allocated to Retained earnings.

60	Sun Life Financial Inc.	First Quarter 2025	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10. Segregated Funds
10.A Segregated Funds Classified as Investment Contracts
10.A.i Investments for Account of Segregated Fund Holders — Investment Contracts
The carrying value of investments for account of segregated fund holders for contracts classified as investment contracts are as follows:

As at	March 31, 2025	December 31, 2024
Segregated and mutual fund units	$128,153	$126,867
Equity securities	917	1,049
Debt securities	762	773
Cash, cash equivalents and short-term securities	5	3
Other	44	(3)
Total investments for account of segregated fund holders	$129,881	$128,689
10.A.ii Changes in Account of Segregated Fund Holders — Investment Contracts

	For the three months ended and as at March 31, 2025	For the year ended and as at December 31, 2024
Balance, beginning of period	$128,689	$109,411
Additions to segregated funds:
Deposits	5,430	12,922
Net realized and unrealized gains (losses)	242	11,412
Other investment income	139	7,487
Total additions	5,811	31,821
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	4,392	11,718
Management fees	211	784
Taxes and other expenses	16	49
Foreign exchange rate movements	—	(8)
Total deductions	4,619	12,543
Net additions (deductions)	1,192	19,278
Balance, end of period	$129,881	$128,689
10.B Segregated Funds Classified as Insurance Contracts
10.B.i Investments for Account of Segregated Fund Holders — Insurance Contracts
The carrying value of investments for account of segregated fund holders for contracts classified as insurance contracts, which are the underlying items for the insurance contracts, are as follows:

As at	March 31, 2025	December 31, 2024
Segregated and mutual fund units	$14,807	$15,084
Equity securities	2,941	3,113
Debt securities	1,658	1,607
Cash, cash equivalents and short-term securities	405	394
Mortgages	7	7
Other assets	61	52
Total assets	19,879	20,257
Less: Liabilities arising from investing activities	110	160
Total investments for account of segregated fund holders	$19,769	$20,097

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2025	61

10.B.ii Changes in Account of Segregated Fund Holders — Insurance Contracts
Changes by Measurement Component
The following reconciliation illustrates the insurance contract liabilities for account of segregated fund holders by measurement component. For insurance contract liabilities for account of segregated fund holders, the entire amount is included in the estimates of PV of future cash flows. Reconciliations for the net liabilities of segregated fund insurance contracts that are not backed by investments for account of segregated fund holders are included as part of the insurance contract liabilities in Note 6.A.i.

	For the three months ended and as at March 31, 2025	For the year ended and as at December 31, 2024
Balance, beginning of period	$20,097	$19,041
Insurance finance (income) expenses	(1)	2,316
Foreign currency translation	44	388
Cash flows:
Premiums received	550	2,016
Amounts paid to policyholders and other insurance service expenses paid	(735)	(2,814)
Management fees, taxes and other expenses	(186)	(850)
Total cash flows	(371)	(1,648)
Balance, end of period	$19,769	$20,097

11. Commitments, Guarantees and Contingencies
Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures
SLF Inc. has provided a guarantee on the $150 of 6.30% subordinated debentures due 2028 issued by Sun Life Assurance. Claims under this guarantee will rank equally with all other subordinated indebtedness of SLF Inc. SLF Inc. has also provided a subordinated guarantee of preferred shares issued from time to time by Sun Life Assurance, other than such preferred shares which are held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (consolidated):

For the three months ended	SLF Inc.(unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
March 31, 2025
Insurance revenue	$—	$5,107	$1,320	$(409)	$6,018
Net investment income (loss) excluding result for segregated fund holders	62	2,808	291	(68)	3,093
Fee income	—	539	1,843	(142)	2,240
Total revenue	$62	$8,454	$3,454	$(619)	$11,351
Shareholders’ net income (loss)	$948	$564	$375	$(939)	$948
March 31, 2024
Insurance revenue	$—	$4,690	$1,223	$(373)	$5,540
Net investment income (loss) excluding result for segregated fund holders	79	(685)	47	(118)	(677)
Fee income	—	450	1,690	(128)	2,012
Other income	—	—	161	—	161
Total revenue	$79	$4,455	$3,121	$(619)	$7,036
Shareholders’ net income (loss)	$838	$510	$324	$(834)	$838

62	Sun Life Financial Inc.	First Quarter 2025	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Assets and liabilities as at	SLF Inc.(unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
March 31, 2025
Invested assets	$28,316	$177,276	$11,720	$(26,267)	$191,045
Reinsurance contract held assets	$—	$6,432	$1	$(7)	$6,426
Insurance contract assets	$—	$202	$1,380	$(1,297)	$285
Total other general fund assets	$4,335	$14,104	$10,169	$(3,054)	$25,554
Investments for account of segregated fund holders	$—	$149,591	$59	$—	$149,650
Insurance contract liabilities excluding those for account of segregated fund holders	$—	$150,023	$84	$(7)	$150,100
Reinsurance contract held liabilities	$—	$3,124	$—	$(1,297)	$1,827
Investment contract liabilities	$—	$11,999	$(1)	$—	$11,998
Total other general fund liabilities	$7,234	$15,721	$14,132	$(3,741)	$33,346
Insurance contract liabilities for account of segregated fund holders	$—	$19,710	$59	$—	$19,769
Investment contract liabilities for account of segregated fund holders	$—	$129,881	$—	$—	$129,881
December 31, 2024
Invested assets	$28,494	$175,508	$12,449	$(26,634)	$189,817
Reinsurance contract held assets	$—	$6,353	$—	$(35)	$6,318
Insurance contract assets	$—	$227	$1,583	$(1,455)	$355
Total other general fund assets	$4,639	$13,979	$10,299	$(3,472)	$25,445
Investments for account of segregated fund holders	$—	$148,720	$66	$—	$148,786
Insurance contract liabilities excluding those for account of segregated fund holders	$—	$147,196	$108	$(35)	$147,269
Reinsurance contract held liabilities	$—	$3,281	$—	$(1,456)	$1,825
Investment contract liabilities	$—	$11,677	$1	$—	$11,678
Total other general fund liabilities	$7,576	$16,191	$15,589	$(4,322)	$35,034
Insurance contract liabilities for account of segregated fund holders	$—	$20,031	$66	$—	$20,097
Investment contract liabilities for account of segregated fund holders	$—	$128,689	$—	$—	$128,689

12. Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings per share computations are as follows:

	For the three months ended
	March 31, 2025	March 31, 2024
Common shareholders’ net income (loss) for basic earnings per share	$928	$818
Add: Increase in income due to convertible instruments(1)	3	3
Common shareholders’ net income (loss) on a diluted basis	$931	$821
Weighted average number of common shares outstanding for basic earnings per share (in millions)	572	584
Add: Dilutive impact of stock options(2) (in millions)	1	—
Dilutive impact of convertible instruments(1) (in millions)	2	3
Weighted average number of common shares outstanding on a diluted basis (in millions)	575	587
Basic earnings (loss) per share	$1.62	$1.40
Diluted earnings (loss) per share	$1.62	$1.40

(1)    The convertible instruments are the Sun Life ExchangEable Capital Securities ("SLEECS") — Series B issued by Sun Life Capital Trust.
(2)    Excludes the impact of 1 million stock options for the three months ended March 31, 2025 (March 31, 2024 — 1 million) because these stock options were anti-dilutive for the period.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2025	63

13. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss), net of taxes, are as follows:

For the three months ended			March 31, 2025		March 31, 2024
Balance, beginning of period		(1)	Other comprehensive income (loss)	Balance, end of period	Balance, beginning of period	(1)	Other comprehensive income (loss)	Balance, end of period	(1)
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses), net of hedging activities	$2,696		$25	$2,721	$1,350		$292	$1,642
Unrealized gains (losses) on FVOCI assets	(250)		120	(130)	(354)		(48)	(402)
Unrealized gains (losses) on cash flow hedges	4		2	6	(1)		2	1
Share of other comprehensive income (loss) in joint ventures and associates	(163)		(70)	(233)	(364)		115	(249)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(198)		(12)	(210)	(217)		7	(210)
Share of other comprehensive income (loss) in joint ventures and associates	(5)		(1)	(6)	2		(9)	(7)
Revaluation surplus on transfers to investment properties	144		—	144	143		—	143
Total	$2,228		$64	$2,292	$559		$359	$918
Total attributable to:
Participating account	$3		$(2)	$1	$6		$(2)	$4
Non-controlling interests	11		—	11	1		5	6
Shareholders	2,214		66	2,280	552		356	908
Total	$2,228		$64	$2,292	$559		$359	$918

(1)    Balances have been restated. Refer to Note 2.

14. Legal and Regulatory Proceedings

We are regularly involved in legal actions, both as a defendant and as a plaintiff. Legal actions naming us as a defendant ordinarily involve our activities as a provider of insurance protection and wealth management products, as an investor and investment advisor, and as an employer. In addition, government and regulatory bodies in Canada, the U.S., the UK, and Asia, including federal, provincial, and state securities and insurance regulators, tax authorities, and other government authorities, from time to time, make inquiries and require the production of information or conduct examinations or investigations concerning our compliance with tax, insurance, securities, and other laws.

Provisions for legal proceedings related to insurance contracts, such as for disability and life insurance claims and the cost of litigation, are included in Insurance contract liabilities in our Consolidated Statements of Financial Position. Other provisions are established outside of the Insurance contract liabilities if, in the opinion of management, it is both probable that a payment will be required and a reliable estimate can be made of the amount of the obligation. Management reviews the status of all proceedings on an ongoing basis and exercises judgment in resolving them in such manner as management believes to be in our best interest.

Our significant legal proceedings and regulatory matters are disclosed in Note 22.G of our 2024 Annual Consolidated Financial Statements. There have been no significant updates to such legal and regulatory proceedings.

64	Sun Life Financial Inc.	First Quarter 2025	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

15. Subsequent Events

On May 8, 2025, SLF Inc. announced its intention to renew its normal course issuer bid, subject to the approval of OSFI and the Toronto Stock Exchange ("TSX"). The 2024 NCIB permits the repurchase of up to 15 million common shares, approximately 13 million of which have been repurchased as of May 7, 2025. Once SLF Inc. has repurchased all 15 million common shares under the 2024 NCIB (the "2024 Repurchased Shares"), it expects to establish a new normal course issuer bid pursuant to which it will be permitted to purchase up to an additional 10 million of its common shares (the "2025 NCIB"), subject to the receipt of applicable approvals from OSFI and the TSX. The 2025 NCIB will expire on the date that is 12 months after its commencement or such earlier date as SLF Inc. may determine. Purchases under the 2025 NCIB may be made through the facilities of the TSX, other Canadian stock exchanges, the New York Stock Exchange, and/or alternative trading platforms in Canada and the United States, at prevailing market rates. Subject to regulatory approval, purchases under the 2025 NCIB may also be made by way of private agreements or share repurchase programs under issuer bid exemption orders issued by securities regulatory authorities. Any purchases made under an exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price. The actual number of common shares purchased under the 2025 NCIB, and the timing of such purchases (if any), will be determined by SLF Inc. Any common shares purchased by SLF Inc. pursuant to the 2025 NCIB will be cancelled or used in connection with certain equity settled incentive arrangements. The 2025 NCIB will provide the Company with the flexibility to acquire common shares in order to return capital to shareholders as part of its overall capital management strategy.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2025	65

Corporate and Shareholder Information

For information about Sun Life, corporate	United States		Direct deposit of dividends
news and financial results, please visit	Equiniti Trust Company, LLC		Common shareholders residing in Canada,
sunlife.com	PO Box 860		or the U.S. may have their dividend
	Newark, NJ 07101		payments deposited directly into their
Corporate office	Tel: 1-877-224-1760		bank account.
Sun Life Financial Inc.	Email: sunlifeinquiries@tmx.com
1 York Street			The Request for Electronic Payment of
Toronto, Ontario	United Kingdom		Dividends Form is available for downloading
Canada M5J 0B6	MUFG Corporate Markets (UK) Limited		from the TSX Trust Company website,
Tel: 416-979-9966	Central Square		tsxtrust.com/sun-life/forms, or you can
Website: sunlife.com	29 Wellington Street		contact TSX Trust Company to have a form
	Leeds LS1 4DL		sent to you.
Investor Relations	Tel: +44 (0) 345-602-1587
For financial analysts, portfolio managers	Email:		Canadian dividend reinvestment
and institutional investors requiring	shareholderenquiries@cm.mpms.mufg.com		and share purchase plan
information, please contact:			Canadian-resident common shareholders
Investor Relations	Philippines		can enroll in the Dividend Reinvestment
Email: Investor_Relations@sunlife.com	RCBC Trust Corporation		and Share Purchase Plan. For details, visit
Please note that financial information can	Stock Transfer Processing Section		our website at sunlife.com or contact the
also be obtained from sunlife.com.	Ground Floor, West Wing		Plan Agent, TSX Trust Company at
	GPL (Grepalife) Building		sunlifeinquiries@tmx.com.
Transfer agent	221 Senator Gil Puyat Avenue
Sun Life Financial Inc. has appointed TSX	Makati City, 1200		Stock exchange listings
Trust Company as its share registrar and	Philippines		Sun Life Financial Inc. common shares are
transfer agent. TSX Trust Company has	From Metro Manila: 632-5318-8567		listed on the Toronto (TSX), New York
co-transfer agents in the U.S., U.K.,	From the Provinces: 1-800-1-888-2422		(NYSE) and Philippine (PSE) stock
Philippines and Hong Kong.	Email: rcbcstocktransfer@rcbc.com		exchanges. Ticker Symbol: SLF

For information about your shareholdings,	Hong Kong, SAR		Sun Life Financial Inc. Class A Preferred
dividends, change in share registration or	Computershare Hong Kong		Shares are listed on the Toronto Stock
address, estate transfers, lost certificates,	Investor Services Limited		Exchange (TSX).
or to advise of duplicate mailings, please	17M Floor, Hopewell Centre		Ticker Symbols:
contact the Transfer Agent in the country	183 Queen’s Road East		Series 3	SLF.PR.C
where you reside. If you do not live in any	Wanchai, Hong Kong		Series 4	SLF.PR.D
of the countries listed, please contact the	Tel: 852-2862-8555		Series 5	SLF.PR.E
Canadian Transfer Agent.	Shareholders can submit inquiries online at		Series 8R	SLF.PR.G
	computershare.com/hk/contact		Series 9QR	SLF.PR.J
Canada			Series 10R	SLF.PR.H
TSX Trust Company	Shareholder services		Series 11QR	SLF.PR.K
301 — 100 Adelaide Street West	For shareholder account inquiries, please
Toronto, ON	contact the Transfer Agent in the country
M5H 4H1	where you reside, or Sun Life’s
Tel (within North America):	Shareholder Services team.
1-877-224-1760	English Email:
Tel (outside North America):	shareholderservices@sunlife.com
416-682-3865	French Email:
Fax: 1-888-249-6189	servicesauxactionnaires@sunlife.com
Email: sunlifeinquiries@tmx.com
Website: tsxtrust.com/sun-life	2025 dividend dates
Common Shares
Shareholders can view their account
details using TSX Trust Company's	Record dates	Payment dates
Internet service, Investor Central.	February 26, 2025	March 31, 2025
Register at tsxtrust.com/sun-life	May 28, 2025	June 30, 2025
	August 27, 2025*	September 29, 2025*
	November 26, 2025*	December 31, 2025*
*Subject to approval by the Board of Directors

66 Sun Life Financial Inc. First Quarter 2025        CORPORATE AND SHAREHOLDER INFORMATION

SUN LIFE FINANCIAL INC.

1 York Street
Toronto, Ontario
Canada M5J 0B6

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